November 27, 2006



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4



SUPPL

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's third quarter report 2006;

(2) The Company's announcement regarding business and financial highlights for the three-month period and nine-month period, dated November 14, 2006, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement regarding unusual price and trading volume movement, dated November 2, 2006, published (in both English and Chinese language) in the Company's public website;

(4) The company's announcement regarding notice of board meeting, dated October 25, 2006, published (in both English and Chinese language) in the Company's public website;

(5) The Company's announcement regarding unusual price and trading volume movement, dated September 28, 2006, published (in both English and Chinese language) in the Company's public website;

(6) The Company's interim report 2006;

(7) The Company's announcement regarding business and financial highlights for the three-month period and six-month period, dated August 14, 2006, published (in both English and Chinese language) in the Company's public website;

(8) The Company's announcement regarding unusual price and trading volume movement, dated August 1, 2006, published (in both English and Chinese language) in the Company's public website; and

(9) The Company's announcement regarding notice of board meeting, dated July 28, 2006, published (in both English and Chinese language) in the Company's public website;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

37460\0001\20


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board wishes to announce that the Company is in negotiation with a potential purchaser in relation to a proposed disposal of certain indirectly owned subsidiaries of the Company. The negotiation is at a preliminary stage which may or may not proceed. If the proposed disposal is proceeded with, it may constitute a notifiable transaction for the Company under the GEM Listing Rules. Further announcement will be made as and when appropriate.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 2nd November, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會謹此公告本公司現正與潛在買方磋商建議出售本公司若干間接附屬公司。目前有關磋商正處於初步階段，不一定會進行。倘建議的出售落實進行，則根據《創業板上市規則》，或會屬於本公司的須予公佈的交易。本公司將於適當時另行發出公告。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的其他有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」　　指　中國香港特別行政區(不適用於香港聯合交易所有限公司)

「中國」　　指　中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二○○六年十一月二日

執行董事	**獨立非執行董事**
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao on 14th November, 2006 at 12:00 noon for the following purposes:

1. To consider and approve the Third Quarterly Results and approve the announcement of the Third Quarterly Results to be published on the GEM Website, the website of the Company and irasia.com website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the register of Members, if necessary; and

4. To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)

"Macao"	the Macao Special Administrative Region of the PRC
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China
"Third Quarterly Results"	the unaudited consolidated results of the Company and its subsidiaries for the nine months ended 30th September, 2006

By order of the Board
José Manuel dos Santos
Chairman

Macao, 25th October, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇六年十一月十四日中午十二時正假座澳門氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一、 考慮及通過第三季度業績，並通過將第三季度業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二、 考慮派付中期股息(如有)；

三、 考慮暫停辦理股份過戶登記手續(倘有需要)；及

四、 處理任何其他事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)

「澳門」	指	中國澳門特別行政區
「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國
「第三季度業績」	指	本公司及各附屬公司截至二○○六年九月三十日止九個月之未經審核綜合業績

承董事會命
主席
José Manuel dos Santos

澳門，二○○六年十月二十五日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 28th September, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇六年九月二十八日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND NINE-MONTH PERIOD

HIGHLIGHTS

- Turnover for the Nine-Month Period reached HK$368,067,000, representing an increase of 12.68% over the preceding period
- Improvement to the core business with the segment of construction of infrastructure in Mainland China and Macao, bringing in approximately HK$3,200,000 of operating profit to the Group during the Nine-Month Period
- Due to the negative results of TCM, loss of the Group for the Nine-Month Period amounted to HK$29,969,000
- Construction of data networking infrastructure for telecommunications service providers in Mainland China took a positive upswing with over HK$45,000,000 worth of contracts secured during the Three-Month Period
- The OSS of TSTSH continued to receive good response with over HK$7,500,000 worth of expansion contracts awarded by Xinjiang China Telecom and Chongqing China Telecom
- Continued to explore the potential in the business arena of the resources management application with China Telecom under the BizNavigator programme
- The Board passed the resolution to retreat from the European investments
- The Board does not recommend payment of a dividend for the Nine-Month Period

THIRD QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Nine-Month Period as follows:

		Unaudited			
	Note	**Three-Month Period HK$'000**	Three months ended 30th September, 2005 HK$'000	**Nine-Month Period HK$'000**	Nine months ended 30th September, 2005 HK$'000
Continuing operations					
Sales		**104,819**	153,161	**368,067**	326,658
Cost of sales		**(91,514)**	(137,402)	**(313,631)**	(277,836)
Gross profit		**13,305**	15,759	**54,436**	48,822
Other gains – net		—	1,568	**3,529**	8,632
Selling, marketing costs and administrative expenses		**(24,958)**	(26,541)	**(73,876)**	(78,082)
Operating loss		**(11,653)**	(9,214)	**(15,911)**	(20,628)
Impairment of goodwill		—	—	**(30,346)**	—
Finance costs		**(366)**	(1,976)	**(1,604)**	(5,449)
Share of profits/(losses) of associates		**101**	(470)	**152**	(1,098)
Loss before income tax		**(11,918)**	(11,660)	**(47,709)**	(27,175)
Income tax	1	**(1,393)**	(134)	**11,801**	(134)
Loss from continuing operations		**(13,311)**	(11,794)	**(35,908)**	(27,309)
Discontinued operation	2	—	(2,312)	**5,939**	(9,975)
Loss for the period		**(13,311)**	(14,106)	**(29,969)**	(37,284)
Attributable to:					
Equity holders of the Company		**(12,735)**	(12,164)	**(30,573)**	(31,605)
Minority interests		**(576)**	(1,942)	**604**	(5,679)
		(13,311)	(14,106)	**(29,969)**	(37,284)
Loss per Share for loss attributable to the equity holders of the Company during the period (HK cents)	3				
- basic		**(2.07)**	(1.98)	**(4.98)**	(5.15)
- diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends		—	—	—	—

Notes:

1. **Income tax**

   Hong Kong profits tax was provided at the rate of 17.5% (nine months ended 30th September, 2006: 17.5%) on the estimated assessable profit for the Nine-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Nine-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **Discontinued operation**

   The sale and purchase agreement entered into between Vodatel Holdings Limited (incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company), MAXPROFIT GLOBAL INC (a company incorporated in BVI with limited liability), the Company and Sun Ho relating to the sale of 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 was completed on 13th June, 2006.

3. **Loss per Share**

   Basic

   Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Nine-Month Period:

	Nine-Month Period	Nine months ended 30th September, 2005
Loss attributable to equity holders of the Company (HK$'000)	**(30,573)**	(31,605)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**(4.98)**	(5.15)

   Loss per Share attributable to equity holders of the Company arose from continuing and discontinued operations as follows:

	Nine-Month Period	Nine months ended 30th September, 2005
Loss per Share for loss from continuing operations attributable to the equity holders of the Company – basic (HK cents)	**(5.95)**	(3.52)
Earnings/(loss) per Share for profit/(loss) from discontinued operation attributable to the equity holders of the Company – basic (HK cents)	**0.97**	(1.63)

Diluted

No diluted loss per Share for the Nine-Month Period was presented as there were no options, warrants or other convertible instruments in issue. No diluted loss per Share for the nine months ended 30th September, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

4. **Reserves**

	Capital redemption reserve HK$'000	Available-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022	(65,348)
Revaluation	—	(7,565)	—	—	—	(7,565)	—
Currency translation differences	—	—	—	83	—	83	—
Loss for the Nine-Month Period	—	—	—	—	—	—	(30,573)
Balance as at 30th September, 2006	702	(15,091)	35,549	331	49	21,540	(95,921)

	Capital redemption reserve HK$'000	Available-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2005	702	5,315	35,549	3,034	49	44,649	(30,994)
Opening adjustment for the adoption of Hong Kong Accounting Standard 39 Financial Instruments: Recognition and Measurement	—	(2,007)	—	—	—	(2,007)	3,134
Balance as at 1st January, 2005, as restated	702	3,308	35,549	3,034	49	42,642	(27,860)
Revaluation	—	69	—	—	—	69	—
Currency translation differences	—	—	—	(2,038)	—	(2,038)	—
Loss for the nine months ended 30th September, 2005	—	—	—	—	—	—	(31,605)
Balance as at 30th September, 2005	702	3,377	35,549	996	49	40,673	(59,465)

MANAGEMENT DISCUSSION AND ANALYSIS

Operations in Mainland China

During the Three-Month Period, business prospects of the traditional business of the Group – the construction of data networking infrastructure for telecommunications service providers in Mainland China took a positive upswing, with over HK$45,000,000 worth of contracts secured during the period. Major contracts awarded included expansion contracts from Guangdong China Telecom, Shanghai China Telecom, Shenzhen China Telecom, Suzhou China Telecom, Dalian China Telecom and Guangxi China Telecom. Although the market characteristics have reshaped over the years and are now different from what the Group used to previously operate, the Group has been successful in adopting these new market parameters and is positive that the Group will gradually recover grounds in the area of construction of data networking infrastructure in Mainland China.

In Mainland China, the OSS of TSTSH continued to receive positive response with expansion contracts totaling over HK$7,500,000 secured from Xinjiang China Telecom and Chongqing China Telecom for the Integrated Fault Management System and internet protocol-based network management system respectively, the former module of which provides rapid fault orientation that allows telecommunications service providers to reduce fault period, increase customer service quality and enjoy stable technique support, and the latter of which helps to improve the efficiency and effectiveness of telecommunications service providers when managing the various data networks. TSTSH is in particular encouraged by the expansion contract for the Integrated Fault Management System as the contract won not only signifies the increasing acceptance of the solutions of TSTSH, but the market acknowledgement of the capability and availability of strong fault management features of the OSS developed by TSTSH.

During the Three-Month Period, the Group continued to work with China Telecom at different locations on a trial programme to roll out a resources management application that offers value-added services in the areas of sales, inventory and production management under the BizNavigator programme. Currently, the Group is in the process of improving the features and functionalities of the application to better customise the needs of small and medium enterprises and the stability and connectivity to the telecommunications platforms of China Telecom.

Concurrently, the Group is active in the promotion of the application to local telecommunications service providers in the provinces of Guangdong, Hubei, Hunan, Zhejiang and Liaoning and the municipality of Chongqing so as to better ascertain the potential and prospects of such resources management application in the market.

Operations in Macao

During the Three-Month Period, the Group focused principally on the completion of the installation of surveillance systems and radio trunking systems for various gaming and hotel operators secured during the previous quarters. While a number of major gaming venues commenced operations, the local market is expected to continue to be boosted by the opening up of flagships by new gaming operators and by existing gaming operators expanding their current premises and erecting new venues at strategic locations. Consequently, the Group has continued to aggressively market the systems in structured cabling, surveillance, data networking, radio trunking and other solutions to existing and new gaming and hotel operators.

International Operations

As a means to refocus the core business and in selected markets, the Group conducted a thorough review of the operations and financial performance of TCM during the Three-Month Period. Business prospects of TCM remained encouraging, in particular Servicios Telefónicos de Audiotex, Sociedad Anónima (incorporated in the Kingdom of Spain with limited liability and an indirectly owned subsidiary of the Company) with the rolling out of applications, such as Tarot, Call&Win, tone related services, etc., via interactive voice response or short message services with the national TV stations, and TeleConcept Multimedia B.V. (incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company) with the rolling out of lottery services with a local service provider. Nevertheless, despite extension of financial support to TCM since acquisition by the Group during July, 2004, TCM has been unable to create sufficient critical mass that translates to operating profit and positive cashflow, thus putting burden on the financial standing of the Group. Consequently, the Board passed a resolution during the Three-Month Period to retreat from the investment in Europe and the Group is currently in the process of disposing the European operations, and if necessary, possibly seek voluntary winding down or liquidation of the European operations.

Turnover and Profitability

During the Three-Month Period, with installation of some major projects secured during the previous quarters still underway, sales amounted to HK$104,819,000 representing a decrease of 31.56% over the corresponding period. Nevertheless, due to a stronger six-month period ended 30th June, 2006, sales for the Nine-Month Period reached HK$368,067,000 representing an increase of 12.68% over the preceding period of HK$326,658,000. Gross profit margin for the Three-Month Period showed an improvement to reach 12.69%, as compared to 10.29% for the preceding period. For the Nine-Month Period, gross profit margin leveled at approximately 14.79%.

Due to installation of some major projects were still underway, turnover in relation to installation and service charges were not recognised during the Three-Month Period, thus translating to a lower turnover and operating loss. Coupled with the negative results of TCM, the Group reported net loss of HK$13,311,000 for the Three-Month Period.

With improvement to the core business, the segment of construction of infrastructure in Mainland China and Macao brought in approximately HK$3,200,000 of operating profit to the Group during the Nine-Month Period. Together with the reversal of taxes over-provided during previous years and gain from the disposal of MIHL, the Group, excluding European operations, reported net profit of HK$12,592,000 for the Nine-Month Period.

Despite improved performance of the core business in Mainland China and Macao, hampered by the operating losses experienced by TCM and the impairment of goodwill of TCM of HK$30,346,000 made during the six-month period ended 30th June, 2006, the Group registered net loss of HK$29,969,000 for the Nine-Month Period.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand exceeding HK$90,000,000 (or approximately HK$128,900,000 should the yield-enhanced financial bond was included). Prudent cash management remained the practice of the Group.

Total borrowings of the Group amounted to HK$36,780,000, translating to an improved gearing ratio (total borrowings/total equity) of 40.19%.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Nine-Month Period. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Nine-Month Period.

DISCLOSURE OF INTERESTS

1. Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 30th September, 2006, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which would be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/ founder of a discretionary trust (Note (a))	293,388,000	47.80%
Yim Hong	Personal (Note (b))	7,357,500	1.20%
Kuan Kin Man	Personal (Note (c))	12,262,500	2.00%
Monica Maria Nunes	Personal (Note (d))	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note (e))	210,000	0.03%

Notes:

(a) As at 30th September, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

(b) The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

(c) The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(d) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(e) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO showed that as at 30th September, 2006, the Company was notified of the following Substantial Shareholders' interests. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note (a))	293,388,000	47.80%
LRL	Corporate interest (Note (a))	293,388,000	47.80%
Lei Hon Kin (Note (b))	Family interest	293,388,000	47.80%

Notes:

(a) As at 30th September, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

As at 30th September, 2006, none of the Directors or any person who was (or group of persons who together were) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which was (or were) able as a practical matter, to direct or influence the management of the Company, had an interest in a business, which competed or might compete with the business of the Group.

DEFINITIONS

"Associated Corporations"	corporations; 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued shares of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to Hong Kong Accounting Standard and The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Macao"	the Macao Special Administrative Region of the PRC
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability and whose shares of HK$0.01 each in its capital are listed on GEM
"Nine-Month Period"	the nine months ended 30th September, 2006
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company, and its subsidiaries

"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th September, 2006
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Macao, 14th November, 2006

Executive Directors	**Independent non-executive Directors**
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

三個月期間及九個月期間的業務及財務摘要

摘要

- 九個月期間的營業額達368,067,000港元，較上年同期上升12.68%
- 中國內地及澳門的基建核心業務改善，於九個月期間為本集團帶來約3,200,000港元的經營溢利
- 基於歐洲公司業績錄得虧損，本集團於九個月期間的虧損為29,969,000港元
- 向中國內地電訊運營商提供的數據網絡基建工程取得進展，於三個月期間接獲價值逾45,000,000港元的合約
- 泰思通的操作支援系統持續獲得好評，接獲新疆中國電信及重慶中國電信價值逾7,500,000港元的擴容合約
- 根據商務領航計劃，繼續與中國電信物色資源管理應用程式的業務商機
- 董事會通過決議案退出歐洲的投資
- 董事會不建議就九個月期間派付股息

第三季業績

董事會欣然提呈本集團三個月期間及九個月期間的未經審核綜合業績如下：

		未經審核			
			截至二〇〇五年九月三十日止三個月		截至二〇〇五年九月三十日止九個月
		三個月期間		九個月期間	
	附註	千港元	千港元	千港元	千港元
持續經營業務					
銷售		**104,819**	153,161	**368,067**	326,658
銷售成本		**(91,514)**	(137,402)	**(313,631)**	(277,836)
毛利		**13,305**	15,759	**54,436**	48,822
其他收益－淨額		**–**	1,568	**3,529**	8,632
銷售、市場推廣及行政費用		**(24,958)**	(26,541)	**(73,876)**	(78,082)
經營虧損		**(11,653)**	(9,214)	**(15,911)**	(20,628)
商譽減值		**–**	–	**(30,346)**	–
融資成本		**(366)**	(1,976)	**(1,604)**	(5,449)
應佔聯營公司溢利／(虧損)		**101**	(470)	**152**	(1,098)
除所得税前虧損		**(11,918)**	(11,660)	**(47,709)**	(27,175)
所得稅	一	**(1,393)**	(134)	**11,801**	(134)
持續經營業務虧損		**(13,311)**	(11,794)	**(35,908)**	(27,309)
已終止業務	二	**–**	(2,312)	**5,939**	(9,975)
期間虧損		**(13,311)**	(14,106)	**(29,969)**	(37,284)
應佔：					
本公司權益持有人		**(12,735)**	(12,164)	**(30,573)**	(31,605)
少數股東權益		**(576)**	(1,942)	**604**	(5,679)
		(13,311)	(14,106)	**(29,969)**	(37,284)
期內本公司權益持有人應佔虧損的每股虧損(港仙)	三				
－基本		**(2.07)**	(1.98)	**(4.98)**	(5.15)
－攤薄		**不適用**	不適用	**不適用**	不適用
股息		**–**	–	**–**	–

附註：

一. 所得稅

香港利得稅按照九個月期間估計應課稅溢利以稅率17.5%（截至二〇〇六年九月三十日止九個月：17.5%）提撥準備。海外溢利之稅款按照九個月期間估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

二. 已終止業務

Vodatel Holdings Limited（於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司）、MAXPROFIT GLOBAL INC（於英屬維爾京群島註冊成立的有限公司）、本公司與孫豪訂立有關以總代價10,378,500港元出售萬佳訊已發行股本61.05%的買賣協議已於二〇〇六年六月十三日完成。

三. 每股虧損

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以九個月期間內已發行股份的加權平均數計算：

	九個月期間	截至二〇〇五年九月三十日止九個月
本公司權益持有人應佔虧損（千港元）	**(30,573)**	(31,605)
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**(4.98)**	(5.15)

本公司權益持有人應佔持續經營及已終止業務的每股虧損如下：

	九個月期間	截至二〇〇五年九月三十日止九個月
本公司權益持有人應佔持續經營業務虧損的每股虧損 —基本（港仙）	**(5.95)**	(3.52)
本公司權益持有人應佔已終止業務溢利／（虧損）的每股盈利／（虧損） —基本（港仙）	**0.97**	(1.63)

攤薄

由於並無已發行購股權、認股權證或其他可換股工具，故並無呈列九個月期間每股攤薄虧損。由於行使本公司尚未行使購股權將有反攤薄影響，故並無呈列截至二○○五年九月三十日止九個月的每股攤薄虧損。

四. **儲備**

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計	累計虧損
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二○○六年一月一日結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
重估	–	(7,565)	–	–	–	(7,565)	–
外幣換算差額	–	–	–	83	–	83	–
九個月期間股東應佔虧損	–	–	–	–	–	–	(30,573)
於二○○六年九月三十日結餘	702	(15,091)	35,549	331	49	21,540	(95,921)

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計	累計虧損
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二○○五年一月一日結餘	702	5,315	35,549	3,034	49	44,649	(30,994)
採納《香港會計準則》三十九金融工具：確認及計量而作出期初調整	–	(2,007)	–	–	–	(2,007)	3,134
二○○五年一月一日結餘，經重列	702	3,308	35,549	3,034	49	42,642	(27,860)
重估	–	69	–	–	–	69	–
外幣換算差額	–	–	–	(2,038)	–	(2,038)	–
截至二○○五年九月三十日止九個月期間股東應佔虧損	–	–	–	–	–	–	(31,605)
於二○○五年九月三十日結餘	702	3,377	35,549	996	49	40,673	(59,465)

管理層討論及分析

中國內地業務

於三個月期間，本集團的傳統業務－向中國內地電訊運營供應商提供數據網絡基建工程前景明朗，期內接獲價值逾45,000,000港元的合約。所接獲的重大合約包括廣東中國電信、上海中國電信、深圳中國電信、蘇州中國電信、大連中國電信及廣西中國電信的擴容合約。儘管市場設定經過多年來的轉變，跟本集團以前經營時不同，惟本集團一直採用新市場策略，相信本集團將可逐步收復中國內地數據網絡基建工程的失地。

在中國內地，泰思通的操作支援系統持續獲得好評，分別接獲新疆中國電信及重慶中國電信價值合共逾7,500,000港元有關的綜合故障管理系統及互聯網通信協定網絡管理系統的擴容合約。綜合故障管理系統能迅速確定故障，可縮短電訊運營商的故障時間、提高客戶服務質素及獲得穩定的技術支援，而互聯網通信協定網絡管理系統則有助提升電訊服務商管理多個數據網絡的效率及效益。泰思通特別對獲得綜合故障管理系統的擴容合約感到鼓舞，原因是取得該合約不僅代表泰思通的解決方案獲得更廣泛接受，亦表示市場認同泰思通所開發操作支援系統的故障管理功能及效用。

於三個月期間，本集團根據商務領航計劃，繼續與中國電信合作，在不同地點試行推出就銷售、存貨及生產管理提供增值服務的資源管理應用程式。本集團現正改良應用程式的特色與功能，以更切合中小企業的需要，並加強對中國電信的電訊平台的穩定及連接性。同

時，本集團正積極於廣東省、湖北省、湖南省、浙江省及遼寧省以及重慶市的當地電訊運營商推廣該應用程式，以進一步了解資源管理應用程式在市場的潛力及前景。

澳門業務

於三個月期間，本集團主要集中完成之前季度承接自多家博彩及酒店運營商的監察系統及無線電話系統安裝工程。隨著多個主要博彩場地陸續開業，預期本地市場將由新博彩運營商開展之新旗艦及現有博彩運營商擴展其賭場及在策略地點開設新場所而繼續增長。同時，本集團繼續積極向現有及新博彩及酒店運營商推廣結構佈線、監察、數據網絡及無線電話系統與其他解決方案。

國際業務

為重新專注目標市場及核心業務，本集團於三個月期間已小心審閱歐洲公司的經營及財務業績。歐洲公司的業務前景仍然樂觀，特別是Servicios Telefónicos de Audiotex, Sociedad Anónima（西班牙王國註冊成立並為本公司間接附屬公司）在國家電視台透過互動語音回覆或短訊服務推出塔羅牌、電話競猜遊戲、鈴聲相關服務等應用程式，以及TeleConcept Multimedia B.V.（荷蘭註冊成立並為本公司間接附屬公司）與當地服務供應商推出博彩服務。本集團自二○○四年七月收購歐洲公司以來一直提供財政支援，惟歐洲公司仍未能產生充分成本效益以取得經營溢利及充足現金流量，並對本集團的財政狀況造成負擔。因此，董事會於三個月期間通過決議案退出歐洲的投資，而本集團現正處理出售歐洲業務的事宜，如有需要，本集團或會主動結束歐洲業務或尋求主動清盤。

營業額及盈利能力

於三個月期間，由於過往季度取得的部分主要項目仍在安裝，故此銷售額為104,819,000港元，較同期減少31.56%。然而，隨著截至二〇〇六年六月三十日止六個月情況改善，九個月期間的銷售額達368,067,000港元，較上一個期間的326,658,000港元增加12.68%。三個月期間的毛利率達12.69%，較上一個期間10.29%有所改善。於九個月期間，毛利率維持約14.79%的水平。

由於部分主要項目仍在安裝，故此三個月期間安裝及服務有關之營業額並未入賬，結果錄取較低的營業額及經營虧損，加上歐洲公司業績錄得虧損，故此本集團於三個月期間出現虧損淨額13,311,000港元。

隨著核心業務有所改善，中國內地及澳門基建業務於九個月期間為本集團帶來約3,200,000港元的經營溢利，加上退回過往年度超額撥備的税項及出售萬佳訊的收益，本集團(除歐洲公司外)於九個月期間錄得純利12,592,000港元。

儘管中國內地及澳門核心業務表現改善，惟歐洲公司錄得經營虧損及於截至二〇〇六年六月三十日止六個月期間商譽減值30,346,000港元，結果本集團於九個月期間錄得虧損淨額29,969,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構，手頭現金超過90,000,000港元(若計及收益增加的財務債券，則約為128,900,000港元)。本集團仍維持審慎的現金管理政策。

本集團的總借貸為36,780,000港元，負債資本比率(即總借貸除以總權益)有所改善，為40.19%。

證券買賣或贖回

本公司於九個月期間並無贖回任何股份，而本公司或其附屬公司於九個月期間亦無購買或出售任何股份。

權益披露

一. 董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇六年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人(附註(甲))	293,388,000	47.80%
嚴康	個人(附註(乙))	7,357,500	1.20%
關鍵文	個人(附註(丙))	12,262,500	2.00%
羅嘉雯	個人(附註(丁))	2,452,500	0.40%
馮祈裕	個人(附註(戊))	210,000	0.03%

附註：

(甲) 於二〇〇六年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

(乙) 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

(丙) 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

(丁) 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

(戊) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

二. 主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇六年九月三十日下列主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益(附註(甲))	293,388,000	47.80%
LRL	公司權益(附註(甲))	293,388,000	47.80%
李漢健(附註(乙))	家族權益	293,388,000	47.80%

附註：

(甲) 於二〇〇六年九月三十日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(乙) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos的全部股權的權益。

競爭權益

於二○○六年九月三十日，董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層的人士(或一組人士)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

釋義

「相聯法團」	指	一. 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 二. 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場

「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於《香港會計準則》及香港聯合交易所有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「中國內地」	指	中國(不包括香港、澳門及台灣地區)
「澳門」	指	中國澳門特別行政區
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕大註冊成立的有限公司，其股本中每股面值0.01港元的股份於創業板上市
「九個月期間」	指	截至二ＯＯ六年九月三十日止九個月
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司及其附屬公司

「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二○○六年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司

承董事會命
主席
José Manuel dos Santos

澳門，二○○六年十一月十四日

執行董事	**獨立非執行董事**
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Business and Financial Highlights for the Three-Month Period and Six-Month Period

- Turnover for the Six-Month Period reached HK$263,248,000, representing an increase of 48.09% over the preceding period
- Operating results of the core businesses continued to show improvements, with operating profit of HK$9,875,000 for the Six-Month Period
- Affected by the results and the impairment of goodwill of TCM, the Group reported net loss of HK$17,838,000 attributable to its equity holders for the Six-Month Period
- The OSS of TSTSH continued to receive good response with the Customer Service and Network Management System module and the Fault Management System module successfully sold to Chongqing China Telecom and Jiangsu China Telecom respectively
- Taking advantage of the BizNavigator, working in collaboration with China Telecom to offer value-added services in sales, inventory and production management to its customers via their existing telecommunications networks and resources
- Business in Macao remained strong with the Group continuing to provide surveillance and digital radio trunking systems for various gaming and hotel operators

- STASA continued to work closely with different national TV stations in Spain, launching new IVR and SMS services
- Disposed all its shareholding in MIHL for consideration of HK$10,378,500, bringing in a gain on disposal of approximately HK$7,600,000
- The Board did not recommend payment of a dividend for the Six-Month Period

Interim Results

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

Condensed Consolidated Interim Balance Sheet

	Note	**As at 30th June, 2006 Unaudited HK$'000**	As at 31st December, 2005 Audited HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**9,991**	12,587
Intangible assets		**31,269**	58,165
Interests in associates		**1,756**	1,832
Available-for-sale financial assets		**12,277**	19,663
Loaned assets		**38,597**	38,597
		93,890	130,844
Current assets			
Inventories		**27,161**	18,619
Income tax prepaid		**84**	84
Trade and bills receivables	5	**192,710**	241,911
Other receivables, deposits and prepayments		**33,979**	27,817
Loans and receivable		**—**	774
Other financial assets at fair value through profit or loss		**—**	592
Cash and cash equivalents		**106,184**	103,054
		360,118	392,851

	Note	As at 30th June, 2006 Unaudited HK$'000	As at 31st December, 2005 Audited HK$'000
Current liabilities			
Trade and bills payables	6	**168,306**	183,884
Other payables and accruals		**92,802**	79,146
Current income tax liabilities		**41,655**	54,675
Borrowings		**11,480**	39,216
		314,243	356,921
Net current assets		**45,875**	35,930
Total assets less current liabilities		**139,765**	166,774
Financed by:			
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**159,058**	159,058
Other reserves	7	**21,471**	29,022
Accumulated losses		**(83,186)**	(65,348)
		97,343	122,732
Minority interests		**7,412**	9,032
Total equity		**104,755**	131,764
LIABILITIES			
Non-current liabilities			
Borrowings		**35,010**	35,010
Total assets less current liabilities		**139,765**	166,774

The notes on pages 8 to 16 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Income Statement

	Note	Unaudited			
		Three-Month Period HK$'000	Three months ended 30th June, 2005 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2005 HK$'000
Continuing operations					
Sales	3	**122,747**	98,675	**263,248**	177,757
Cost of sales		**(102,137)**	(86,466)	**(222,117)**	(144,964)
Gross profit		**20,610**	12,209	**41,131**	32,793
Other gains - net		**2,044**	4,267	**3,529**	7,067
Selling, marketing costs and administrative expenses		**(24,939)**	(27,345)	**(48,918)**	(51,827)
Operating loss		**(2,285)**	(10,869)	**(4,258)**	(11,967)
Impairment of goodwill		**(30,346)**	—	**(30,346)**	—
Finance costs		**(506)**	(1,685)	**(1,238)**	(3,473)
Share of (losses)/profits of associates		**—**	(501)	**51**	(628)
Loss before income tax		**(33,137)**	(13,055)	**(35,791)**	(16,068)
Income tax	8	**(198)**	—	**13,194**	—
Loss from continuing operations		**(33,335)**	(13,055)	**(22,597)**	(16,068)
Discontinued operation	9	**7,877**	(4,024)	**5,939**	(7,110)
Loss for the period		**(25,458)**	(17,079)	**(16,658)**	(23,178)
Attributable to:					
Equity holders of the Company		**(28,651)**	(14,331)	**(17,838)**	(19,441)
Minority interests		**3,193**	(2,748)	**1,180**	(3,737)
		(25,458)	(17,079)	**(16,658)**	(23,178)

		Unaudited			
	Note	**Three-Month Period HK$'000**	Three months ended 30th June, 2005 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2005 HK$'000
Loss per Share for loss attributable to the equity holders of the Company during the period (HK cents)	10				
— basic		**(4.67)**	(2.33)	**(2.91)**	(3.17)
— diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends	11	**—**	—	**—**	—

The notes on pages 8 to 16 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Minority interests HK$'000	Total HK$'000
Balance as at 1st January, 2005	159,058	42,642	(27,860)	12,092	185,932
Fair value gains, net of tax:					
- available-for-sale financial assets	—	1,312	—	—	1,312
Currency translation differences	—	(2,566)	—	—	(2,566)
Net expense recognised directly in equity	—	(1,254)	—	—	(1,254)
Loss for the six months ended 30th June, 2005	—	—	(19,441)	(3,737)	(23,178)
Total recognised expenses for the six months ended 30th June, 2005	—	(1,254)	(19,441)	(3,737)	(24,432)
Balance as at 30th June, 2005	159,058	41,388	(47,301)	8,355	161,500
Balance as at 1st January, 2006	159,058	29,022	(65,348)	9,032	131,764
Fair value losses, net of tax:					
- available-for-sale financial assets	—	(7,567)	—	—	(7,567)
Currency translation differences	—	16	—	—	16
Net expense recognised directly in equity	—	(7,551)	—	—	(7,551)
Loss for the Six-Month Period	—	—	(17,838)	1,180	(16,658)
Minority interests - discontinued operation	—	—	—	(2,800)	(2,800)
Total recognised expenses for the Six-Month Period	—	(7,551)	(17,838)	(1,620)	(27,009)
Balance as at 30th June, 2006	159,058	21,471	(83,186)	7,412	104,755

The notes on pages 8 to 16 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Cash Flow Statement

	Unaudited	
	Six-Month Period HK$'000	For the six months ended 30th June, 2005 HK$'000
Cash flows from operating activities:		
- continuing operations	**20,844**	22,021
- discontinued operation	**—**	2,998
Net cash generated from operating activities	**20,844**	25,019
Cash flows from investing activities:		
- continuing operations	**16,938**	(2,563)
- discontinued operation	**(6,916)**	(586)
Net cash generated from/(used in) investing activities	**10,022**	(3,149)
Net cash (used in)/generated from financing activities - continuing operations	**(27,736)**	8,963
Net increase in cash and cash equivalents	**3,130**	30,833
Cash and cash equivalents at the beginning of the Six-Month Period/previous period	**103,054**	168,593
Cash and cash equivalents at the end of the Six-Month Period/previous period	**106,184**	199,426

The notes on pages 8 to 16 are an integral part of this condensed interim financial information.

The unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period were reviewed by the audit committee of the Company.

Notes:

1. **Basis of preparation**

This condensed consolidated interim financial information for the Six-Month Period were prepared in accordance with HKAS 34, Interim Financial Reporting. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

2. **Accounting policies**

The accounting policies adopted were consistent with those of the annual financial statements for the year ended 31st December, 2005.

A discontinued operation was a component of an entity that was disposed of and represented a separate major line of business.

As described in the annual financial statements for the year ended 31st December, 2005, the following new standards, amendments to standards and interpretations were mandatory for financial year ended 31st December, 2006.

- **HKAS 19 (Amendment), Actuarial Gains and Losses, Group Plans and Disclosures (effective from 1st January, 2006).** This amendment would not be relevant to the Group as the Group did not have any defined benefit pension plan.

- **HKAS 21 (Amendment), Net Investment in a Foreign Operation (effective from 1st January, 2006).** This amendment is not relevant for the Group.

- **HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1st January, 2006).** This amendment would not be relevant to the operations of the Group.

- **HKAS 39 (Amendment), The Fair Value Option (effective from 1st January, 2006).** The Group believed that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss.

- **HKAS 39 and HKFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1st January, 2006).** This amendment was not relevant for the consolidated financial statement.

- **HKFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1st January, 2006).** It would not be relevant to the operations of the Group.

- **HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1st January, 2006).** This interpretation was not relevant to the Group.

- **HKFRS-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1st January, 2006).** HKFRS-Int 5 would not be relevant to the operations of the Group.

- **HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective from 1st December, 2005).** HK(IFRIC)-Int 6 would not be relevant to the operations of the Group.

The following new standards, amendments to standards and interpretations were issued but were not effective for the year ended 31st December, 2006 and were not early adopted:

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective from 1st March, 2006).** Management did not expect the interpretation to be relevant for the Group.

- **HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective from 1st May, 2006).** Management did not expect the interpretation to be relevant for the Group.

- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives (effective from 1st June, 2006).** Management believed that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Group already assessed if embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9.

- **HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1st January, 2007).** The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures would be the sensitivity analysis to market risk and the capital disclosures required by the amendment of HKAS 1. The Group would apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning from 1st January, 2007.

3. **Segment information**

Primary reporting format - business segments

As at 30th June, 2006, the Group was organised on a worldwide basis into two main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and

— Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

Turnover consisted of sales from these two segments, which was approximately HK$263,248,000 for the Six-Month Period (six months ended 30th June, 2005: approximately HK$177,757,000).

Other operations of the Group mainly comprised the provision of rental services, which did not constitute a separately reportable segment. Rental income for the Six-Month Period was approximately HK$951,385 (six months ended 30th June, 2005: approximately HK$1,434,000).

The segment results for the Six-Month Period were as follows:

	Six-Month Period				Six months ended 30th June, 2005			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Sales	221,883	41,365	–	263,248	145,372	32,385	–	177,757
Operating profit / (loss)	9,875	(7,467)	(6,666)	(4,258)	(10,124)	(2,484)	641	(11,967)
Impairment of goodwill	–	(30,346)	–	(30,346)	–	–	–	–
Finance costs				(1,238)				(3,473)
Share of profits / (losses) of associates				51				(628)
Loss before income tax				(35,791)				(16,068)
Income tax				13,194				–
Loss from continuing operations				(22,597)				(16,068)
Discontinued operation				5,939				(7,110)
Loss for the period				(16,658)				(23,178)

Other segment terms included in the income statements were as follows:

	Six-Month Period				Six months ended 30th June, 2005			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Depreciation	1,979	467	—	2,446	2,516	274	1,370	4,160
Amortisation	—	327	—	327	—	107	—	107

Unallocated costs represented corporate expenses. Inter-segment transfers or transactions were carried out in the normal course of business at terms determined and agreed by both parties.

The segment assets and liabilities as at 30th June, 2006 and capital expenditure for the Six-Month Period were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS** HK$'000	**Unallocated** HK$'000	**Group** HK$'000
Assets	345,380	55,998	50,874	452,252
Associates	1,756	—	—	1,756
Total assets	347,136	55,998	50,874	454,008
Liabilities	243,663	59,100	46,490	349,253
Capital expenditure	357	—	—	357

The segment assets and liabilities as at 31st December, 2005 and capital expenditure for the six months ended 30th June, 2005 were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Discontinued operation	Unallocated	Group
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets	341,174	92,087	28,448	60,154	521,863
Associates	1,818	—	14	—	1,832
Total assets	342,992	92,087	28,462	60,154	523,695
Liabilities	274,471	58,856	20,678	37,926	391,931
Capital expenditure	828	1,782	539	—	3,149

Segment assets consisted primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They excluded items such as available-for-sale financial assets, loans and receivables and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. They mainly excluded borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions through business combinations.

The segment of discontinued operation represented the segment of provision of digital image processing management solutions, which was disposed together with the sale of MIHL.

4. **Depreciation, amortisation and cost of goods sold**

During the Six-Month Period, depreciation of HK$2,446,000 (six months ended 30th June, 2005: HK4,160,000) was charged in respect of the property, plant and equipment of the Group, and amortisation of HK$327,000 (six months ended 30th June, 2005: HK$107,000) was charged in respect of the research and development cost of the Group. The cost of goods sold for the Six-Month Period was HK$192,195,000 (six months ended 30th June, 2005: HK$111,598,000).

5. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. As at 30th June, 2006, the ageing analysis of the trade and bills receivables, less provision for impairment of receivables, were as follows:

	As at 30th June, 2006 HK$'000	As at 31st December, 2005 HK$'000
Within three months	108,759	175,538
>Three months but ≤ six months	32,592	46,327
>Six months but ≤ twelve months	34,934	15,703
Over twelve months	16,425	4,343
	192,710	241,911

6. **Trade and bills payables**

As at 30th June, 2006, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) were as follows:

	As at 30th June, 2006 HK$'000	As at 31st December, 2005 HK$'000
Within three months	88,819	139,595
> Three months but ≤ six months	44,516	34,411
> Six months but ≤ twelve months	16,419	4,238
Over twelve months	18,552	5,640
	168,306	183,884

7. Other reserves

	Capital redemption reserve HK$'000	Aavailable-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022
Revaluation	—	(7,567)	—	—	—	(7,567)
Currency translation differences	—	—	—	16	—	16
Balance as at 30th June, 2006	702	(15,093)	35,549	264	49	21,471
Balance as at 1st January, 2005	702	5,315	35,549	3,034	49	44,649
Revaluation	—	1,312	—	—	—	1,312
Currency translation differences	—	—	—	(2,566)	—	(2,566)
Balance as at 30th June, 2005	702	6,627	35,549	468	49	43,395

8. Income tax

Hong Kong profits tax was provided at the rate of 17.5% (six month ended 30th June, 2005: 17.5%) on the estimated assessable profit for the Six-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

9. Discontinued operation

The sale and purchase agreement entered into between Vodotel Holdings Limited (incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company), MAXPROFIT GLOBAL INC (a company incorporated in BVI with limited liability), the Company and Sun Ho relating to the sale of 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 was completed on 13th June, 2006.

10. Loss per Share

Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Six-Month Period.

	Six-Month Period	Six months ended 30th June, 2005
Loss attributable to equity holders of the Company (HK$'000)	**(17,838)**	(19,441)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**(2.91)**	(3.17)

Loss per Share attributable to equity holders of the Company arose from continuing and discontinued operations as follows:

	Six-Month Period	Six months ended 30th June, 2005
Loss per Share for loss from continuing operations attributable to the equity holders of the Company – basic (HK cents)	**(3.88)**	(2.01)
Earnings/(loss) per Share for profit/(loss) from discontinued operation attributable to the equity holders of the Company – basic (HK cents)	**0.97**	(1.16)

Diluted

No diluted loss per Share for the Six-Month Period was presented as there were no options, warrants or other convertible instruments in issue. No diluted loss per Share for the six months ended 30th June, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

11. Dividends

No dividend was paid during the Six-Month Period and the six months ended 30th June, 2005.

12. **Related party transactions**

During the Six-Month Period, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	Six-Month Period HK$'000	Six months ended 30th June, 2005 HK$'000
Sale of goods	**19**	—
Occupancy costs	**54**	54

(b) During the Six-Month Period, the Group paid occupancy costs of approximately HK$360,000 to a Director, José Manuel dos Santos (six months ended 30th June, 2005: approximately HK$394,000).

(c) During the Six-Month Period, the Group paid occupancy costs of approximately HK$324,000 to a director of a subsidiary (six months ended 30th June, 2005: approximately HK$324,000).

(d) Key management compensation amounted to HK$4,162,000 (six months ended 30th June, 2005: HK$4,162,000).

(e) During the Six-Month Period, the Group received management fee of approximately HK$716,000 from a company owned by a minority shareholder of a subsidiary (six months ended 30th June, 2005: approximately HK$1,538,000).

(f) During the Six-Month Period, a subsidiary paid management fee of approximately HK$262,000 to a company owned by a director of various subsidiaries (six months ended 30th June, 2005: approximately HK$332,000).

(g) As at 30th June, 2006, other receivables, deposits and prepayments included loans to related parties of approximately HK$1,951,000 (2005: HK$Nil).

(h) As at 30th June, 2006, short-term borrowings included loans from related parties of approximately HK$1,669,000 (2005: HK$Nil) and other payables and accruals included the corresponding interest expense payable of approximately HK$39,000 (2005: HK$Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Mainland China operations

Since the Group took moves during 2004 to streamline its local operations in Mainland China and focus on the promotion of its self-developed solutions, the Group continued to receive good market responses. The OSS of TSTSH today includes two major modules, namely 1. the Customer Service and Network Management System module that provides telecommunications service providers a complete set of management solutions to manage multi-networks, multi-services and multi-hardware vendors, including network monitoring, service provisioning, service monitoring and service assurance, and 2. the Fault Management System module that provides rapid fault orientation, allowing telecommunications service providers to reduce fault period, increase customer service quality and enjoy stable technique support including multi-specialties fault integrated analysis judegment. During the Three-Month Period, TSTSH successfully secured a contract from Jiangsu China Telecom to install the Fault Management System module of the OSS and an expansion project from Chongqing China Telecom to install the Customer Service and Network Management System module, with two contracts totaling approximately HK$6,800,000.

Taking advantage of the BizNavigator launched by China Telecom in 2005, during the Three-Month Period, the Group worked in collaboration with China Telecom to develop a resources management application that allows SMEs to enjoy value-added services in sales, inventory and production management by utilising the existing telecommunications networks and resources of China Telecom. Via our online resources management platform, customers of China Telecom could, via different media such as ADSL, Xiaolingtong, mobile or SMS, access real-time information of their business database. In addition, customers could update and download timely information, allowing SMEs to 1. closely monitor sales performance through sales achieved by individual salesperson; 2. manage inventory resources by flexibly reallocate stocking to avoid loss from ageing and obsolescence stocks; and 3. accurately manage production volume so as to gear production of popular products and control slow moving products. Trials with two SMEs in the Guangdong province are underway.

Macao operations

Macao remained the centre of attention. As the second world largest casino markets in the world, with the casinos in the territory totaling US$5,700,000,000 (approximately HK$44,277,600,000) of gaming revenue during 2005, Macao continued to be supported by the massive investments from various gaming operators in the territory to build their flagships, add in gaming venues to increase market penetration and upgrade their existing gaming facilities. During the Three-Month Period, the Group continued to put its focus on the provision of surveillance systems and digital radio trunking systems for various gaming and hotel operators. The Group completed the installation and fine-tuning of the core surveillance systems and variation orders for three premises of a major gaming operator that provide twenty-four hour surveillance services to their gaming floors and hotel and entertainment premises.

In the arena of digital radio trunking systems, after the completion of the installation of the main digital radio trunking system of the territory for the Police and Judiciary Department of the Government of Macao, during the Three-Month Period, the Group commenced the work to install digital radio trunking systems for two gaming operators and successfully secured various contracts to supply the local digital radio trunking systems for different departments of the Government of Macao and in-house systems for various gaming and hotel operators. As at 30th June, 2006, orders on hand for the construction of surveillance systems and digital radio trunking systems amounted to approximately HK$41,500,000.

International operations

During the Three-Month Period, operations of TCM continued to face challenges. STASA remained a close partner with different national TV stations in Spain. While IVR services at STASA continued to receive good responses as a result of the launch of a new Call&Win programme with a national TV station in Spain, generating approximately six hundred thousand calls, the cancellation of a tarot programme with another national TV station and the slow content market negatively affected the tarot and SMS services of STASA respectively. Nevertheless, STASA continued to develop new programmes, including the introduction of new SMS tone products at various TV channels, working in collaboration with a famous food brand to launch a new SMS-based Call&Win programme on their six million food packs, and working in collaboration with a national TV station to launch a new dating service that incorporates video, the first of its kind in Spain.

Turnover and Profitability

As a means to refocus the Group geographically and in its core businesses, that is the provision of network infrastructure, OSS and resources management applications for telecommunications service providers in Mainland China and surveillance and digital radio trunking systems for the Government of Macao, gaming and hotel operators in Macao, during the Three-Month Period, the Group disposed all its shareholding in MIHL for consideration of HK$10,378,500, retreated from the market in the Socialist Republic of Vietnam and evaluate the option to dispose the European subsidiaries.

Due to the disposal of MIHL, the operating results of the Group for the Three-Month Period and the Six-Month Period and its comparatives were adjusted accordingly to exclude the operating results of MIHL.

During the Six-Month Period, turnover of the Group reached HK$263,248,000, representing an increase of 48.09% over the corresponding six months ended 30th June, 2005. The core businesses of the Group derived from Mainland China and Macao accounted for 84.29% of the total turnover of the Group, with turnover from the provision of value-added services from our European subsidiaries contributing 15.71% of the total turnover of the Group. Overall gross profit margin stood at 15.62%, effectuating gross profit of HK$41,131,000 for the Group for the Six-Month Period.

During the Three-Month Period, the Group continued to show improvements in the operating results of its core businesses. Via the implementation of various cost cutting exercises, resulting in a more efficient group structure and lower selling and administrative expenses, the core businesses of the Group reported operating profit of HK$9,875,000 as compared to operating loss of HK$10,124,000 for the corresponding six months ended 30th June, 2005. Together with the reversal of income tax provision made in previous years and the gain from the disposal of MIHL less share of accumulated losses from 1st January, 2006 until date of disposal of HK$5,939,000, the Group reported net profit of approximately HK$22,141,000 for the Six-Month Period.

Nevertheless, affected by the operating results of TCM, which reported operating loss of HK$7,467,000 for the Six-Month Period and the impairment of the goodwill of TCM of HK$30,346,000, the latter of which was a prudent move made to better reflect, based on the best estimates of the Directors, the current fair value of TCM, the Group reported net loss of HK$16,658,000 for the Six-Month Period, or net loss of HK$17,838,000 attributable to its equity holders.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand amounted to HK$106,184,000 (or HK$145,084,000 should the yield-enhanced US$5,000,000 (approximately HK$38,597,000) financial bond was included. Current ratio improved slightly to 1.15 times.

Total borrowings amounted to HK$46,490,000, translating to a gearing ratio (total borrowings / total equity) of 44.38%.

Employees' Information

As at 30th June, 2006, the Group had 309 employees spreading in Macao, Hong Kong, Mainland China and Europe. Employee costs totaled to HK$25,430,000.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme, whereby certain employees of the Group might be granted options to acquire the Shares.

The Group also provided various training programmes and technical orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Capital Commitments and Significant Investments

As at 30th June, 2006, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 30th June, 2006, the Group did not have any charges on assets of the Group.

Contingent Liabilities

As at 30th June, 2006, the Group did not have any contingent liabilities.

Details of Material Acquisitions and Disposal

On 13th June, 2006, the Group disposed all its shareholding in MIHL, representing 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 (or approximately HK$0.0318 per share of MIHL). Save for the above, during the Three-Month Period, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investments or Capital Assets

The Directors did not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earned revenue and incurred cost in HK$, Patacas (the lawful currency of Macao), US$, € and Renminbi (the lawful currency of Mainland China). The Directors considered that the impact of foreign exchange exposure of the Group is minimal, except for €.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Six-Month Period.

DISCLOSURE OF INTERESTS

1. Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 30th June, 2006, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust (Note (a))	293,388,000	47.80%
Yim Hong	Long position	Personal (Note (b))	7,357,500	1.20%
Kuan Kin Man	Long position	Personal (Note (c))	12,262,500	2.00%
Monica Maria Nunes	Long position	Personal (Note (d))	2,452,000	0.40%
Fung Kee Yue Roger	Long position	Personal (Note (e))	210,000	0.03%

Notes:

(a) As at 30th June, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

(b) The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

(c) The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(d) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(e) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 30th June, 2006, the Company had been notified of the following Substantial Shareholders' interests. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note (a))	293,388,000	47.80%
LRL	Long position	Corporate interest (Note (a))	293,388,000	47.80%
Lei Hon Kin (Note (b))	Long position	Family interest	293,388,000	47.80%

Notes:

(a) As at 30th June, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Save as disclosed above, the Directors are not aware of any person (other than Directors or Chief Executive) who, as at 30th June, 2006, had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which will be recorded in the register required to be kept under section 336 of the SFO, or who is expected, directly or indirectly, to be interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

COMPETING INTERESTS

As at 30th June, 2006, none of the Directors or any person who was (or group of persons who together were) entitled to exercise or control the exercise of 5% or more of the voting power of general meeting of the Group and which was (or were) able as a practical matter, to direct or influence the management of the Company, had any interest in a business, which competed or might compete with the business of the Group.

CORPORATE GOVERNANCE

The Company complied with the Code Provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period, except that the Chairman of the Board did not attend the annual general meeting held in the Six-Month Period.

E.1.2. The Chairman of the Board was away on a business trip on the date when the annual general meeting was held.

Directors' Securities Transactions

The Company adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company made specific enquiry of all Directors that they complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There was no event of non-compliance with the required standard of dealings.

DEFINITIONS

"Associated Corporations" — corporations:

1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or
2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class

"Board" — the board of the Directors

"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	financial reporting standards approved by the Council of the HKICPA and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standards and the Hong Kong Institute of Certified Public Accountants)

"Int"	Interpretation
"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability and Shares of MIHL are listed on GEM
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Share of MIHL"	share of HK$0.01 each in the capital of MIHL
"Six-Month Period"	the six months ended 30th June, 2006
"SMEs"	small and mid-size enterprises
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company

"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Three-Month Period"	the three months ended 30th June, 2006
"TSTSH"	泰思通軟件（上海）有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America
"€"	Euro, the lawful currency of the European Union

By order of the Board
Yim Hong
Director

Macao, 14th August, 2006

Executive Directors	**Independent non-executive Directors**
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purpose of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

三個月期間及六個月期間業務及財務摘要

- 六個月期間營業額達263,248,000港元，較上年同期營業額上升48.09%
- 核心業務經營業績持續向好，六個月期間經營溢利為9,875,000港元
- 受歐洲公司業績及商譽減值的影響，本集團於六個月期間的股權持有人應佔虧損淨額為17,838,000港元
- 泰思通的操作支援系統持續獲得好評，而客戶業務網絡管理系統模組與集中告警系統模組亦分別成功售予重慶中國電信及江蘇中國電信
- 憑藉商務領航，與中國電信緊密合作，利用現有電訊網絡及資源，為客戶提供銷售、存貨及生產管理增值服務
- 澳門業務發展理想，本集團繼續為多家博彩及酒店運營商提供監察及數碼式無線電話系統

- 西班牙公司繼續與西班牙不同的國家電視台緊密合作，推出創新互動語音回覆系統及短訊服務
- 以代價10,378,500港元出售所持萬佳訊全部股權，出售收益約7,600,000港元
- 董事會不建議就六個月期間派付股息

中期業績

董事會欣然提呈本集團三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合中期資產負債表

	附註	於二〇〇六年六月三十日 未經審核 千港元	於二〇〇五年十二月三十一日 經審核 千港元
資產			
非流動資產			
物業、機器及設備		**9,991**	12,587
無形資產		**31,269**	58,165
聯營公司權益		**1,756**	1,832
可供出售財務資產		**12,277**	19,663
借出資產		**38,597**	38,597
		93,890	130,844
流動資產			
存貨		**27,161**	18,619
預付所得稅		**84**	84
貿易應收款及應收票據	五	**192,710**	241,911
其他應收款、按金及預付款項		**33,979**	27,817
貸款及應收款		—	774
於收益表按公平值列的其他財務資產		—	592
現金及現金等價物		**106,184**	103,054
		360,118	392,851

	附註	於二〇〇六年 六月三十日 未經審核 千港元	於二〇〇五年 十二月三十一日 經審核 千港元
流動負債			
貿易應付款及應付票據	六	**168,306**	183,884
其他應付款及應計費用		**92,802**	79,146
當期所得税負債		**41,655**	54,675
貸款		**11,480**	39,216
		314,243	356,921
流動資產淨值		**45,875**	35,930
總資產減流動負債		**139,765**	166,774
資金來自：			
本公司權益持有人應佔資本及儲備			
股本		**159,058**	159,058
其他儲備	七	**21,471**	29,022
累積虧損		**(83,186)**	(65,348)
		97,343	122,732
少數股東權益		**7,412**	9,032
總權益		**104,755**	131,764
負債			
非流動負債			
貸款		**35,010**	35,010
總資產減流動負債		**139,765**	166,774

第八至十六頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期收益表

		未經審核			
		三個月期間	截至二OO五年六月三十日止三個月	六個月期間	截至二OO五年六月三十日止六個月
	附註	千港元	千港元	千港元	千港元
持續經營業務					
銷售	三	**122,747**	98,675	**263,248**	177,757
銷售成本		**(102,137)**	(86,466)	**(222,117)**	(144,964)
毛利		**20,610**	12,209	**41,131**	32,793
其他收益－淨額		**2,044**	4,267	**3,529**	7,067
銷售、市場推廣及行政費用		**(24,939)**	(27,345)	**(48,918)**	(51,827)
經營虧損		**(2,285)**	(10,869)	**(4,258)**	(11,967)
商譽減值		**(30,346)**	—	**(30,346)**	—
融資成本		**(506)**	(1,685)	**(1,238)**	(3,473)
應佔聯營公司(虧損)／盈利		**—**	(501)	**51**	(628)
除所得税前虧損		**(33,137)**	(13,055)	**(35,791)**	(16,068)
所得税	八	**(198)**	—	**13,194**	—
持續經營業務虧損		**(33,335)**	(13,055)	**(22,597)**	(16,068)
已終止業務	九	**7,877**	(4,024)	**5,939**	(7,110)
期間虧損		**(25,458)**	(17,079)	**(16,658)**	(23,178)
應佔：					
本公司權益持有人		**(28,651)**	(14,331)	**(17,838)**	(19,441)
少數股東權益		**3,193**	(2,748)	**1,180**	(3,737)
		(25,458)	(17,079)	**(16,658)**	(23,178)

	附註	未經審核 三個月期間 千港元	截至二〇〇五年六月三十日止三個月 千港元	六個月期間 千港元	截至二〇〇五年六月三十日止六個月 千港元
期間內本公司權益持有人應佔虧損的每股虧損(港仙)					
－基本	十	**(4.67)**	(2.33)	**(2.91)**	(3.17)
－攤薄		**不適用**	不適用	**不適用**	不適用
股息	十一	**—**	—	**—**	—

第八至十六頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期權益變動表

	未經審核				
	本公司權益持有人應佔				
	股本 千港元	其他儲備 千港元	累積虧損 千港元	少數 股東權益 千港元	合計 千港元
二OO五年一月一日結餘	159,058	42,642	(27,860)	12,092	185,932
除稅後公平值收益：					
－可供出售財務資產	—	1,312	—	—	1,312
外幣換算差額	—	(2,566)	—	—	(2,566)
直接於權益確認的開支淨額	—	(1,254)	—	—	(1,254)
截至二OO五年六月三十日止六個月的虧損	—	—	(19,441)	(3,737)	(23,178)
截至二OO五年六月三十日止六個月確認開支總額	—	(1,254)	(19,441)	(3,737)	(24,432)
二OO五年六月三十日結餘	159,058	41,388	(47,301)	8,355	161,500
二OO六年一月一日結餘	159,058	29,022	(65,348)	9,032	131,764
除稅後公平值虧損：					
－可供出售財務資產	—	(7,567)	—	—	(7,567)
外幣換算差額	—	16	—	—	16
直接於權益確認的開支淨額	—	(7,551)	—	—	(7,551)
六個月期間虧損	—	—	(17,838)	1,180	(16,658)
少數股東權益－已終止業務	—	—	—	(2,800)	(2,800)
六個月期間內已確認開支總額	—	(7,551)	(17,838)	(1,620)	(27,009)
二OO六年六月三十日結餘	159,058	21,471	(83,186)	7,412	104,755

第八至十六頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期現金流量表

	未經審核	
	六個月期間 **千港元**	截至二〇〇五年六月三十日止六個月 千港元
經營活動現金流量：		
一持續經營業務	**20,844**	22,021
一已終止業務	**—**	2,998
經營活動所得現金淨額	**20,844**	25,019
投資活動現金流量：		
一持續經營業務	**16,938**	(2,563)
一已終止業務	**(6,916)**	(586)
投資活動所得／(所耗)現金淨額	**10,022**	(3,149)
融資活動(所耗)／所得現金淨額		
一持續經營業務	**(27,736)**	8,963
現金及現金等價物增加淨額	**3,130**	30,833
六個月期間初／上一期間初現金及現金等價物	**103,054**	168,593
六個月期間終／上一期間終現金及現金等價物	**106,184**	199,426

第八至十六頁的附註為該等簡明中期財務資料一部分。

本公司審核委員會已審閱本集團三個月期間及六個月期間的未經審核綜合業績。

附註：

一、 **編製基準**

此六個月期間的簡明綜合中期財務資料乃按《會計準則》三十四，中期財務申報編製。此中期簡明財務報告應與截至二〇〇五年十二月三十一日止年度的全年財務報表一併參閱。

二、 **會計政策**

所採納的會計政策與截至二〇〇五年十二月三十一日止年度財務報表所採用者一致。

已終止業務指實體內已獨立出售的主要業務部分。

按截至二〇〇五年十二月三十一日止年度財務報表所載，以下的新訂準則、現有準則的修訂及詮釋乃強制用於截至二〇〇六年十二月三十一日止財政年度。

- 《會計準則》十九(修訂)，**精算溢利及虧損、集團計劃及披露(二〇〇六年一月一日起生效)**。由於本集團並無任何界定福利退休金計劃，故此項修訂並不適用於本集團。

- 《會計準則》二十一(修訂)，**海外業務投資淨額(二〇〇六年一月一日起生效)**。此項修訂並不適用於本集團。

- 《會計準則》三十九(修訂)，**預測集團內公司間交易之現金流量對沖會計處理(二〇〇六年一月一日起生效)**。此項修訂與本集團的經營業務並無關連。

- 《會計準則》三十九(修訂)，**選擇以公平值入賬(二〇〇六年一月一日起生效)**。本集團相信，由於本集團應可符合指定按公平值於收益表入賬的金融工具的經修訂條件，故此項修訂對金融工具的分類並無重大影響。

- 《會計準則》三十九及《財務準則》四(修訂)，**財務擔保合約(二〇〇六年一月一日起生效)**。此項修訂並不適用於綜合財務報表。

- 《財務準則》六，**礦產資源開採及評估(二〇〇六年一月一日起生效)**。此項準則與本集團經營業務並無關連。

- **《財務準則》詮釋四，釐定安排是否包括租賃(二〇〇六年一月一日起生效)**。此項詮釋並不適用於本集團。

- **《財務準則》詮釋五，終止運作、復原及環境修復基金產生權益之權利(二〇〇六年一月一日起生效)**。《財務準則》詮釋五與本集團經營業務並無關連。

- **《香港(國際財務報告詮釋委員會)》詮釋六，參與特定市場—廢棄電力及電子設備產生之責任(二〇〇五年十二月一日起生效)**。《香港(國際財務報告詮釋委員會)》詮釋六與本集團經營業務並無關連。

本集團並無提早採納以下已頒佈但於截至二〇〇六年十二月三十一日止年度尚未生效的新訂準則、準則修訂及詮釋：

- **《香港(國際財務報告詮釋委員會)》詮釋七，在嚴重通脹經濟下根據《會計準則》二十九採用重列法(二〇〇六年三月一日起生效)**。管理層預期此項詮釋並不適用於本集團。

- **《香港(國際財務報告詮釋委員會)》詮釋八，《財務準則》二的適用範圍(二〇〇六年五月一日起生效)**。管理層預期此項詮釋並不適用於本集團。

- **《香港(國際財務報告詮釋委員會)》詮釋九，嵌入衍生金融工具之重估(二〇〇六年六月一日起生效)**。管理層相信，由於本集團已評估應否按符合《香港(國際財務報告詮釋委員會)》詮釋九的原則將嵌入衍生金融工具分開處理，故此項詮釋對嵌入衍生金融工具不會有重大影響。

- **《財務準則》七，金融工具：披露及《會計準則》一(補充修訂)，財務報表的呈報－資本披露(二〇〇七年一月一日起生效)**。本集團已評估《財務準則》七及《會計準則》一(修訂)的影響，並認為主要附加披露資料為市場風險敏感度分析及《會計準則》一(修訂)規定的資本披露。本集團自二〇〇七年一月一日起各年採用《財務準則》七及《會計準則》一(修訂)。

三、 分部資料

主要報告形式－業務分部

於二〇〇六年六月三十日，本集團的組織遍佈全球，分為兩類主要業務分部：

－ 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；及

－ 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

營業額包括來自上述兩個分部的銷售額六個月期間營業額約為263,248,000港元（截至二〇〇五年六月三十日止六個月：約177,757,000港元）。

本集團其他業務主要包括提供出租服務，此等項目不構成獨立的可報告分部。六個月期間的租金收入約為951,385港元（截至二〇〇五年六月三十日止六個月：約1,434,000港元）。

六個月期間的分部業績如下：

	六個月期間				截至二〇〇五年六月三十日止六個月			
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
銷售	221,883	41,365	–	263,248	145,372	32,385	–	177,757
經營溢利／(虧損)	9,875	(7,467)	(6,666)	(4,258)	(10,124)	(2,484)	641	(11,967)
商譽減值	–	(30,346)	–	(30,346)	–	–	–	–
融資成本				(1,238)				(3,473)
應佔聯營公司盈利／(虧損)				51				(628)
除所得稅前虧損				(35,791)				(16,068)
所得稅				13,194				–
持續經營業務虧損				(22,597)				(16,068)
已終止業務				5,939				(7,110)
期內虧損				(16,658)				(23,178)

其他在收益表列賬的分部項目如下：

	六個月期間				截至二OO五年六月三十日止六個月			
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
折舊	1,979	467	–	2,446	2,516	274	1,370	4,160
攤銷	–	327	–	327	–	107	–	107

未分配成本指企業開支。分部間轉撥或交易在日常業務範圍內按雙方協定的條款訂立。

於二〇〇六年六月三十日的分部資產和負債以及六個月期間的資本開支如下：

	數據網絡系統計計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音、回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元
資產	345,380	55,998	50,874	452,252
聯營公司	1,756	—	—	1,756
總資產	347,136	55,998	50,874	454,008
負債	243,663	59,100	46,490	349,253
資本開支	357	—	—	357

於二〇〇五年十二月三十一日的分部資產和負債及截至二〇〇五年六月三十日止六個月的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	已終止業務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元
資產	341,174	92,087	28,448	60,154	521,863
聯營公司	1,818	—	14	—	1,832
資產總值	342,992	92,087	28,462	60,154	523,695
負債	274,471	58,856	20,678	37,926	391,931
資本開支	828	1,782	539	—	3,149

分部資產主要包括物業、機器及設備、無形資產、存貨、應收款及營運現金。此等資產不包括可供出售財務資產、貸款及應收款及按公平值透過損益列賬的其他財務資產等項目。

分部負債由營運負債組成，不包括貸款。

資本開支包括增加物業、機器及設備以及無形資產的添置，包括透過企業合併進行收購產生的添置。

已終止業務分部指出售萬佳訊時同時出售的提供數碼影像處理管理解決方案分部。

四、折舊、攤銷及貨品銷售成本

於六個月期間，本集團的物業、機器及設備的折舊為2,446,000港元（截至二〇〇五年六月三十日止六個月：4,160,000港元），並就本集團的研發成本錄得攤銷開支327,000港元（截至二〇〇五年六月三十日止六個月：107,000港元）。於六個月期間，貨品銷售成本為192,195,000港元（截至二〇〇五年六月三十日止六個月：111,598,000港元）。

五、貿易應收款及應收票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。於二〇〇六年六月三十日，貿易應收款及應收票據(減應收款減值撥備)的賬齡分析如下：

	於二〇〇六年六月三十日 **千港元**	於二〇〇五年十二月三十一日 千港元
三個月內	**108,759**	175,538
＞三個月及≦六個月	**32,592**	46,327
＞六個月及≦十二個月	**34,934**	15,703
十二個月以上	**16,425**	4,343
	192,710	241,911

六、貿易應付款及應付票據

於二〇〇六年六月三十日，貿易應付款及應付票據(包括貿易性質的應付關連人士款項)的賬齡分析如下：

	於二〇〇六年六月三十日 千港元	於二〇〇五年十二月三十一日 千港元
三個月以內	**88,819**	139,595
＞三個月及≦六個月	**44,516**	34,411
＞六個月及≦十二個月	**16,419**	4,238
十二個月以上	**18,552**	5,640
	168,306	183,884

七、其他儲備

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於二OO六年一月一日結餘	702	(7,526)	35,549	248	49	29,022
重估	—	(7,567)	—	—	—	(7,567)
外幣換算差額	—	—	—	16	—	16
於二OO六年六月三十日結餘	702	(15,093)	35,549	264	49	21,471
於二OO五年一月一日結餘	702	5,315	35,549	3,034	49	44,649
重估	—	1,312	—	—	—	1,312
外幣換算差額	—	—	—	(2,566)	—	(2,566)
於二OO五年六月三十日結餘	702	6,627	35,549	468	49	43,395

八、所得税

香港利得税按照六個月期間估計應課税溢利以税率17.5%(截至二OO五年六月三十日止六個月：17.5%)提撥準備。海外溢利之税款按照六個月期間估計應課税溢利依本集團經營業務所在地區之現行税率計算。

九、已終止業務

Vodotel Holdings Limited(於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司)、MAXPROFIT GLOBAL INC(於英屬維爾京群島註冊成立的有限公司)、本公司與孫豪訂立有關以總代價10,378,500港元出售萬佳訊已發行股本61.05%的買賣協議已於二OO六年六月十三日完成。

十、每股虧損

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以六個月期間內已發行股份的加權平均數計算。

	六個月期間	截至二〇〇五年六月三十日止六個月
本公司權益持有人應佔虧損（千港元）	**(17,838)**	(19,441)
已發行股份加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**(2.91)**	(3.17)

本公司權益持有人應佔持續經營及已終止業務的每股虧損如下：

	六個月期間	截至二〇〇五年六月三十日止六個月
本公司權益持有人應佔持續經營業務虧損的每股虧損 －基本（港仙）	**(3.88)**	(2.01)
本公司權益持有人應佔已終止業務溢利／（虧損）的每股盈利／（虧損） －基本（港仙）	**0.97**	(1.16)

攤薄

由於並無已發行購股權、認股權證或其他可換股工具，故並無呈列六個月期間每股攤薄虧損。由於行使本公司尚未行使購股權將有反攤薄影響，故並無呈列截至二〇〇五年六月三十日止六個月的每股攤薄虧損。

十一、股息

六個月期間及截至二〇〇五年六月三十日止六個月並無派付任何股息。

十二、關連人士交易

六個月期間內，本集團在日常業務範圍內與關連人士根據雙方協定的條款進行以下重大交易，詳情如下：

(甲) 本集團與董事José Manuel dos Santos擁有的一間關連公司進行交易：

	六個月期間	截至二〇〇五年六月三十日止六個月
	千港元	千港元
銷售貨品	**19**	—
租賃費用	**54**	54

(乙) 六個月期間內，本集團向董事José Manuel dos Santos支付租賃費用約360,000港元(截至二〇〇五年六月三十日止六個月：394,000港元)。

(丙) 六個月期間內，本集團向一家附屬公司的董事支付租賃費用約324,000港元(截至二〇〇五年六月三十日止六個月：324,000港元)。

(丁) 主要管理人員薪酬合共為4,162,000港元(截至二〇〇五年六月三十日止六個月：4,162,000港元)。

(戊) 六個月期間內，本集團向一間附屬公司一名少數股東所擁有的一間公司收取管理費約716,000港元(截至二〇〇五年六月三十日止六個月：1,538,000港元)。

(己) 六個月期間內，一間附屬公司向多間附屬公司一名董事所擁有的一間公司支付管理費約262,000港元(截至二〇〇五年六月三十日止六個月：332,000港元)。

(庚) 於二〇〇六年六月三十日，其他應收款項、按金及預付款項包括給予關連人士的貸款約1,951,000港元(二〇〇五年：無)。

(辛) 於二〇〇六年六月三十日，短期貸款包括來自關連人士的貸款約1,669,000港元(二〇〇五年：無)及其他應付款及應計費用包括相關應付利息開支約39,000港元(二〇〇五年：無)。

管理層討論及分析

業務回顧

中國內地業務

自本集團於二〇〇四年精簡中國內地業務，集中推廣自家開發的解決方案後，本集團一直獲得市場好評。目前，泰思通的操作支援系統共有兩個主要模組，即一、客戶業務網絡管理模組，為電訊服務供應商提供全面管理解決方案以管理多個網絡、多種服務及多名硬件供應商(包括網絡監察、服務供應、服務監察及服務保證)；及二、集中告警系統模組，能快速偵測故障，令電訊服務供應商可縮短故障時間，提升客戶服務質素，享用穩定的技術支援(包括多方面的故障集成分析判斷)。於三個月期間，泰思通成功與江蘇中國電信訂立合約，安裝操作支援系統的集中告警系統模組，並與重慶中國電信進行擴充項目，安裝客戶業務網絡管理系統模組。兩份合約總值約6,800,000港元。

憑藉中國電信於二〇〇五年推出的商務領航，於三個月期間，本集團與中國電信合作開發資源管理應用程式，讓中小企可透過利用中國電信現有電訊網絡及資源，提供銷售、存貨及生產管理增值服務。透過本集團的線上資源管理平台，中國電信客戶可通過非對稱數位用戶線路、小靈通、流動電話或短訊服務等不同媒體取得本身業務數據庫的實時資訊。此外，客戶可及時下載最新資訊，讓中小企可一、密切監察每名銷售員的銷售表現；二、管理存貨資源，靈活地調配存貨，避免陳舊與滯銷存貨導致虧損；及三、準確管理產量，增加受歡迎產品的生產，並控制滯銷產品。本集團現正與廣東省兩家中小企進行試驗。

澳門業務

澳門一直為焦點所在。澳門為全球第二大博彩市場，二○○五年間，當地賭場的博彩收益總值達5,700,000,000美元（約44,277,600,000港元），澳門一直獲得當地多家博彩運營商大量投資建設旗艦，增設賭場以提高市場份額，並改善現有博彩設施。於三個月期間，本集團繼續集中為不同博彩及酒店運營商提供監察系統及數碼式無線電話系統。本集團完成一名主要博彩運營商三項物業的核心監察系統安裝及調校訂單，為其賭廳及酒店與娛樂場所提供二十四小時監察服務。

就數碼式無線電話系統而言，完成澳門政府保安部隊的主要數碼式無線電話系統安裝後，本集團於三個月期間開始為兩家博彩運營商安裝數碼式無線電話系統，並成功爭取為澳門政府不同部門供應本地數碼式無線電保安系統以及為多家博彩及酒店運營商供應室內系統的多份合約。於二○○六年六月三十日，有關設立監察系統及數碼式無線電話系統的現有訂單合約值41,500,000港元。

國際業務

於三個月期間，歐洲公司的經營面臨不少挑戰。西班牙公司繼續與西班牙不同國家電視台緊密合作。西班牙公司在西班牙與一家國家電視台推出創新電話競猜遊戲節目，合共接獲約六十萬個來電，令互動語音回覆系統持續獲得好評，但與另一家國家電視台合作的塔羅牌節目取消，加上資訊內容市場衰退，對西班牙公司的塔羅牌及短訊服務帶來不利影響。然而，西班牙公司仍不斷開發新節目，包括於多個電視頻道推介新收費短訊鈴聲產品、與著名食品品牌於其六百萬份食品包裝上推廣嶄新的短訊電話競猜遊戲節目，以及與一家國家電視台合作在西班牙首次推出全新運用錄像的約會服務。

營業額及盈利能力

本集團為重新調整其經營地區及核心業務(即向中國內地電訊運營商提供網絡基建、操作支援系統及資源管理應用程式以及為澳門政府、博彩及酒店運營商提供數碼式無線電話系統),於三個月期間,本集團以10,378,500港元的代價出售所持全部萬佳訊股權,撤出越南社會主義共和國市場,並考慮出售其歐洲公司。

出售萬佳訊後,本集團於三個月期間及六個月期間的經營業績及其比較數字已作出調整,不再計入萬佳訊經營業績。

於六個月期間,本集團的營業額達263,248,000港元,較截至二〇〇五年六月三十日止六個月期間增加48.09%。本集團於中國內地及澳門的核心業務佔本集團總營業額84.29%,而本集團歐洲公司提供增值服務所得的營業額則佔本集團總營業額15.71%。整體毛利率維持15.62%,而本集團於六個月期間的毛利為41,131,000港元。

於三個月期間,本集團核心業務的經營業績不斷改善。透過實施多項節省成本措施,集團架構效率提升,銷售及行政開支減少。本集團核心業務的經營溢利為9,875,000港元,而截至二〇〇五年六月三十日止六個月期間的經營虧損為10,124,000港元,加上撥回過往年度作出的所得稅撥備以及出售萬佳訊的收益扣減由二〇〇六年一月一日至出售日期內的應佔累計虧損為5,939,000港元後,本集團於六個月期間的純利約為22,141,000港元。

然而,受歐洲公司經營業績於六個月期間錄得經營虧損7,467,000港元以及為審慎而作出的歐洲公司商譽減值30,346,000港元所影響,根據董事對歐洲公司目前公平值的最佳估計,本集團於六個月期間錄得16,658,000港元的虧損淨額,而其股權持有人應佔虧損淨額為17,838,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構,手頭現金為106,184,000港元(若計及收益增加5,000,000美元(約38,597,000港元)的財務債券,則為145,084,000港元)。流動比率輕微上升至1.15倍。

總借貸為46,490,000港元，負債資本比率(即總貸款除以總權益)為44.38%。

僱員資料

於二○○六年六月三十日，本集團於澳門、香港、中國內地及歐洲的僱員有309名。員工成本(包括董事酬金)總計為25,430,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。

本集團亦為市場推廣及技術員工提供多項培訓計劃及技術介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

於二○○六年六月三十日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二○○六年六月三十日，本集團並無任何集團資產的抵押。

或然負債

於二○○六年六月三十日，本集團概無任何或然負債。

重大收購及出售事項的詳情

於二○○六年六月十三日，本集團出售所持萬佳訊的全部股權(佔萬佳訊已發行股本61.05%)，總代價為10,378,500港元，即每股萬佳訊股份約0.0318港元。除上述者外，於三個月期間，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無任何有關重大投資或資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門法定貨幣澳門元、美元、歐元及中國內地法定貨幣人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外滙風險的影響屬微不足道。

證券買賣或贖回

本公司於六個月期間並無贖回任何股份，而本公司或其附屬公司於六個月期間亦無購買或出售任何股份。

權益披露

一、董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇六年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益或淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註(甲))	293,388,000	47.80%
嚴康	好倉	個人(附註(乙))	7,357,500	1.20%
關鍵文	好倉	個人(附註(丙))	12,262,500	2.00%
羅嘉雯	好倉	個人(附註(丁))	2,452,000	0.40%
馮祈裕	好倉	個人(附註(戊))	210,000	0.03%

附註：

(甲) 於二〇〇六年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

(乙) 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

(丙) 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

(丁) 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

(戊) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

二、主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示,本公司獲悉於二〇〇六年六月三十日下列主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益:

股份的好倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註(甲))	293,388,000	47.80%
LRL	好倉	公司權益(附註(甲))	293,388,000	47.80%
李漢健(附註(乙))	好倉	家族權益	293,388,000	47.80%

附註:

(甲) 於二〇〇六年六月三十日,該等股份以ERL的名義持有,而ERL的全部已發行股本則由LRL持有。

(乙) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

除上文所披露者外,於二〇〇六年六月三十日,董事概不知悉任何人士(董事或行政總裁除外)於股份及相關股份中擁有根據《證券及期貨條例》第十五部第二及三分部須知會本公司的權益或淡倉,或須登記於根據《證券及期貨條例》第三百三十六條存置的登記冊的權益或淡倉,亦不知悉任何人士(董事或行政總裁除外)預期直接或間接擁有可於任何情況下在本公司股東大會上投票的任何類別股份面值10%或以上。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

企業管治

除董事會主席並無出席六個月期間內舉行的股東週年大會外，本公司於六個月期間一直遵守《創業板上市規則》附錄十五所載的《企業管治常規守則》。

E.1.2. 由於董事會主席於股東週年大會舉行當日外出公幹，故未能出席大會。

董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

釋義

「相聯法團」	指	一、 身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值的五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited,於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司,於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙,每100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則,包括香港會計師公會不時通過的《會計準則》及《香港財務滙報準則》的釋義
「香港會計師公會」	指	香港會計師公會,根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》、《香港財務滙報準則》及香港會計師公會)

「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國(香港、澳門及台灣地區除外)
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕大註冊成立的有限公司，萬佳訊股份於創業板上市
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「六個月期間」	指	截至二〇〇六年六月三十日止六個月
「中小企」	指	小型及中型企業
「西班牙」	指	西班牙王國
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司，為本公司的間接附屬公司

「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國註冊成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二〇〇六年六月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「美元」	指	美利堅合眾國法定貨幣美元
「歐元」	指	歐洲聯盟法定貨幣歐元

承董事會命
董事
嚴康

澳門，二〇〇六年八月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

*本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於***www.vodatelsys.com***刊登。*

* *僅供識別*



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 1st August, 2006


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等變動的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣的有關商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

承董事會命
主席
José Manuel dos Santos

香港，二〇〇六年八月一日


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 14th August, 2006 at 12:00 noon for the following purposes:

1. To consider and approve the Interim Results and approve the announcement of the Interim Results to be published on the GEM Website, the website of the Company and irasia.com website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the register of Members, if necessary; and

4. To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)

"Interim Results"	the unaudited consolidated results of the Company and its subsidiaries for the six months ended 30th June, 2006
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 28th July, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇六年八月十四日中午十二時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一、 考慮及通過中期業績，並通過將中期業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二、 考慮派付中期股息（如有）；

三、 考慮暫停辦理股份過戶登記手續（倘有需要）；及

四、 處理任何其他事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區（不適用於香港聯合交易所有限公司）

「中期業績」	指	本公司及各附屬公司截至二〇〇六年六月三十日止六個月之未經審核綜合業績
「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

香港，二〇〇六年七月二十八日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內(自刊登日期起計最少七日)及於www.vodatelsys.com刊登。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

INTERIM REPORT

2006

* *for identification purpose only*

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Business and Financial Highlights for the Three-Month Period and Six-Month Period

- Turnover for the Six-Month Period reached HK$263,248,000, representing an increase of 48.09% over the preceding period
- Operating results of the core businesses continued to show improvements, with operating profit of HK$9,875,000 for the Six-Month Period
- Affected by the results and the impairment of goodwill of TCM, the Group reported net loss of HK$17,838,000 attributable to its equity holders for the Six-Month Period
- The OSS of TSTSH continued to receive good responses with the Customer Service and Network Management System module and the Fault Management System module successfully sold to Chongqing China Telecom and Jiangsu China Telecom respectively
- Taking advantage of the BizNavigator, working in collaboration with China Telecom to offer value-added services in sales, inventory and production management to its customers via their existing telecommunications networks and resources
- Business in Macao remained strong with the Group continuing to provide surveillance and digital radio trunking systems for various gaming and hotel operators
- STASA continued to work closely with different national TV stations in Spain, launching new IVR and SMS services
- Disposed all its shareholding in MIHL for consideration of HK$10,378,500, bringing in a gain on disposal of approximately HK$7,600,000
- The Board did not recommend payment of a dividend for the Six-Month Period

Interim Results

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

Condensed Consolidated Interim Balance Sheet

	Note	**As at 30th June, 2006 Unaudited HK$'000**	As at 31st December, 2005 Audited HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**9,991**	12,587
Intangible assets		**31,269**	58,165
Interests in associates		**1,756**	1,832
Available-for-sale financial assets		**12,277**	19,663
Loaned assets		**38,597**	38,597
		93,890	130,844
Current assets			
Inventories		**27,161**	18,619
Income tax prepaid		**84**	84
Trade and bills receivables	5	**192,710**	241,911
Other receivables, deposits and prepayments		**33,979**	27,817
Loans and receivable		**—**	774
Other financial assets at fair value through profit or loss		**—**	592
Cash and cash equivalents		**106,184**	103,054
		360,118	392,851

	Note	As at 30th June, 2006 Unaudited HK$'000	As at 31st December, 2005 Audited HK$'000
Current liabilities			
Trade and bills payables	6	**168,306**	183,884
Other payables and accruals		**92,802**	79,146
Current income tax liabilities		**41,655**	54,675
Borrowings		**11,480**	39,216
		314,243	356,921
Net current assets		**45,875**	35,930
Total assets less current liabilities		**139,765**	166,774
Financed by:			
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**159,058**	159,058
Other reserves	7	**21,471**	29,022
Accumulated losses		**(83,186)**	(65,348)
		97,343	122,732
Minority interests		**7,412**	9,032
Total equity		**104,755**	131,764
LIABILITIES			
Non-current liabilities			
Borrowings		**35,010**	35,010
Total assets less current liabilities		**139,765**	166,774

The notes on pages 9 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Income Statement

		Unaudited			
	Note	**Three-Month Period HK$'000**	Three months ended 30th June, 2005 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2005 HK$'000
Continuing operations					
Sales	3	**122,747**	98,675	**263,248**	177,757
Cost of sales		**(102,137)**	(86,466)	**(222,117)**	(144,964)
Gross profit		**20,610**	12,209	**41,131**	32,793
Other gains - net		**2,044**	4,267	**3,529**	7,067
Selling, marketing costs and administrative expenses		**(24,939)**	(27,345)	**(48,918)**	(51,827)
Operating loss		**(2,285)**	(10,869)	**(4,258)**	(11,967)
Impairment of goodwill		**(30,346)**	—	**(30,346)**	—
Finance costs		**(506)**	(1,685)	**(1,238)**	(3,473)
Share of (losses)/profits of associates		**–**	(501)	**51**	(628)
Loss before income tax		**(33,137)**	(13,055)	**(35,791)**	(16,068)
Income tax	8	**(198)**	—	**13,194**	—
Loss from continuing operations		**(33,335)**	(13,055)	**(22,597)**	(16,068)
Discontinued operation	9	**7,877**	(4,024)	**5,939**	(7,110)
Loss for the period		**(25,458)**	(17,079)	**(16,658)**	(23,178)
Attributable to:					
Equity holders of the Company		**(28,651)**	(14,331)	**(17,838)**	(19,441)
Minority interests		**3,193**	(2,748)	**1,180**	(3,737)
		(25,458)	(17,079)	**(16,658)**	(23,178)

		Unaudited			
	Note	**Three-Month Period HK$'000**	Three months ended 30th June, 2005 HK$'000	**Six-Month Period HK$'000**	Six months ended 30th June, 2005 HK$'000
Loss per Share for loss attributable to the equity holders of the Company during the period (HK cents)	10				
— basic		**(4.67)**	(2.33)	**(2.91)**	(3.17)
— diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends	11	**–**	–	**–**	–

The notes on pages 9 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Minority interests HK$'000	Total HK$'000
Balance as at 1st January, 2005	159,058	42,642	(27,860)	12,092	185,932
Fair value gains, net of tax:					
- available-for-sale financial assets	–	1,312	–	–	1,312
Currency translation differences	–	(2,566)	–	–	(2,566)
Net expense recognised directly in equity	–	(1,254)	–	–	(1,254)
Loss for the six months ended 30th June, 2005	–	–	(19,441)	(3,737)	(23,178)
Total recognised expenses for the six months ended 30th June, 2005	–	(1,254)	(19,441)	(3,737)	(24,432)
Balance as at 30th June, 2005	159,058	41,388	(47,301)	8,355	161,500
Balance as at 1st January, 2006	159,058	29,022	(65,348)	9,032	131,764
Fair value losses, net of tax:					
- available-for-sale financial assets	–	(7,567)	–	–	(7,567)
Currency translation differences	–	16	–	–	16
Net expense recognised directly in equity	–	(7,551)	–	–	(7,551)
Loss for the Six-Month Period	–	–	(17,838)	1,180	(16,658)
Minority interests - discontinued operation	–	–	–	(2,800)	(2,800)
Total recognised expenses for the Six-Month Period	–	(7,551)	(17,838)	(1,620)	(27,009)
Balance as at 30th June, 2006	159,058	21,471	(83,186)	7,412	104,755

The notes on pages 9 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Cash Flow Statement

	Unaudited	
	Six-Month Period HK$'000	For the six months ended 30th June, 2005 HK$'000
Cash flows from operating activities:		
- continuing operations	**20,844**	22,021
- discontinued operation	**–**	2,998
Net cash generated from operating activities	**20,844**	25,019
Cash flows from investing activities:		
- continuing operations	**16,938**	(2,563)
- discontinued operation	**(6,916)**	(586)
Net cash generated from/(used in) investing activities	**10,022**	(3,149)
Net cash (used in)/generated from financing activities - continuing operations	**(27,736)**	8,963
Net increase in cash and cash equivalents	**3,130**	30,833
Cash and cash equivalents at the beginning of the Six-Month Period/previous period	**103,054**	168,593
Cash and cash equivalents at the end of the Six-Month Period/previous period	**106,184**	199,426

The notes on pages 9 to 17 are an integral part of this condensed interim financial information.

The unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period were reviewed by the audit committee of the Company.

Notes:

1. **Basis of preparation**

This condensed consolidated interim financial information for the Six-Month Period were prepared in accordance with HKAS 34, Interim Financial Reporting. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

2. **Accounting policies**

The accounting policies adopted were consistent with those of the annual financial statements for the year ended 31st December, 2005.

A discontinued operation was a component of an entity that was disposed of and represented a separate major line of business.

As described in the annual financial statements for the year ended 31st December, 2005, the following new standards, amendments to standards and interpretations were mandatory for financial year ended 31st December, 2006.

- **HKAS 19 (Amendment), Actuarial Gains and Losses, Group Plans and Disclosures (effective from 1st January, 2006).** This amendment would not be relevant to the Group as the Group did not have any defined benefit pension plan.

- **HKAS 21 (Amendment), Net Investment in a Foreign Operation (effective from 1st January, 2006).** This amendment is not relevant for the Group.

- **HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1st January, 2006).** This amendment would not be relevant to the operations of the Group.

- **HKAS 39 (Amendment), The Fair Value Option (effective from 1st January, 2006).** The Group believed that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss.

- **HKAS 39 and HKFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1st January, 2006).** This amendment was not relevant for the consolidated financial statement.

- **HKFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1st January, 2006).** It would not be relevant to the operations of the Group.

- **HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1st January, 2006).** This interpretation was not relevant to the Group.

- **HKFRS-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1st January, 2006).** HKFRS-Int 5 would not be relevant to the operations of the Group.

- **HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (effective from 1st December, 2005).** HK(IFRIC)-Int 6 would not be relevant to the operations of the Group.

The following new standards, amendments to standards and interpretations were issued but were not effective for the year ended 31st December, 2006 and were not early adopted:

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective from 1st March, 2006).** Management did not expect the interpretation to be relevant for the Group.

- **HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective from 1st May, 2006).** Management did not expect the interpretation to be relevant for the Group.

- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives (effective from 1st June, 2006).** Management believed that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Group already assessed if embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9.

- **HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1st January, 2007).** The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures would be the sensitivity analysis to market risk and the capital disclosures required by the amendment of HKAS 1. The Group would apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning from 1st January, 2007.

3. *Segment information*

Primary reporting format - business segments

As at 30th June, 2006, the Group was organised on a worldwide basis into two main business segments:

- Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and
- Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

Turnover consisted of sales from these two segments, which was approximately HK$263,248,000 for the Six-Month Period (six months ended 30th June, 2005: approximately HK$177,757,000).

Other operations of the Group mainly comprised the provision of rental services, which did not constitute a separately reportable segment. Rental income for the Six-Month Period was approximately HK$951,000 (six months ended 30th June, 2005: approximately HK$1,434,000).

The segment results for the Six-Month Period were as follows:

	Six-Month Period				Six months ended 30th June, 2005			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Sales	221,883	41,365	–	263,248	145,372	32,385	–	177,757
Operating profit / (loss)	9,875	(7,467)	(6,666)	(4,258)	(10,124)	(2,494)	641	(11,967)
Impairment of goodwill	–	(30,346)	–	(30,346)	–	–	–	–
Finance costs				(1,238)				(3,473)
Share of profits / (losses) of associates				51				(628)
Loss before income tax				(35,791)				(16,068)
Income tax				13,194				–
Loss from continuing operations				(22,597)				(16,068)
Discontinued operation				5,939				(7,110)
Loss for the period				(16,658)				(23,178)

Other segment terms included in the income statements were as follows:

	Six-Month Period				Six months ended 30th June, 2005			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Unallocated HK$'000	Group HK$'000
Depreciation	1,979	467	–	2,446	2,516	274	1,370	4,160
Amortisation	–	327	–	327	–	107	–	107

Unallocated costs represented corporate expenses. Inter-segment transfers or transactions were carried out in the normal course of business at terms determined and agreed by both parties.

The segment assets and liabilities as at 30th June, 2006 and capital expenditure for the Six-Month Period were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS** HK$'000	**Unallocated** HK$'000	**Group** HK$'000
Assets	345,380	55,998	50,874	452,252
Associates	1,756	—	—	1,756
Total assets	347,136	55,998	50,874	454,008
Liabilities	243,663	59,100	46,490	349,253
Capital expenditure	357	—	—	357

The segment assets and liabilities as at 31st December, 2005 and capital expenditure for the six months ended 30th June, 2005 were as follows:

	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Discontinued operation HK$'000	Unallocated HK$'000	Group HK$'000
Assets	341,174	92,087	28,448	60,154	521,863
Associates	1,818	—	14	—	1,832
Total assets	342,992	92,087	28,462	60,154	523,695
Liabilities	274,471	58,856	20,678	37,926	391,931
Capital expenditure	828	1,782	539	—	3,149

Segment assets consisted primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They excluded items such as available-for-sale financial assets, loans and receivables and other financial assets at fair value through profit or loss.

Segment liabilities comprised operating liabilities. They mainly excluded borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions through business combinations.

The segment of discontinued operation represented the segment of provision of digital image processing management solutions, which was disposed together with the sale of MIHL.

4. **Depreciation, amortisation and cost of goods sold**

During the Six-Month Period, depreciation of HK$2,446,000 (six months ended 30th June, 2005: HK$4,160,000) was charged in respect of the property, plant and equipment of the Group, and amortisation of HK$327,000 (six months ended 30th June, 2005: HK$107,000) was charged in respect of the research and development cost of the Group. The cost of goods sold for the Six-Month Period was HK$192,195,000 (six months ended 30th June, 2005: HK$111,598,000).

5. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. As at 30th June, 2006, the ageing analysis of the trade and bills receivables, less provision for impairment of receivables, were as follows:

	As at 30th June, 2006 HK$'000	As at 31st December, 2005 HK$'000
Within three months	**108,759**	175,538
>Three months but ≤ six months	**32,592**	46,327
>Six months but ≤ twelve months	**34,934**	15,703
Over twelve months	**16,425**	4,343
	192,710	241,911

6. **Trade and bills payables**

As at 30th June, 2006, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) were as follows:

	As at 30th June, 2006 HK$'000	As at 31st December, 2005 HK$'000
Within three months	**88,819**	139,595
> Three months but ≤ six months	**44,516**	34,411
> Six months but ≤ twelve months	**16,419**	4,238
Over twelve months	**18,552**	5,640
	168,306	183,884

7. Other reserves

	Capital redemption reserve HK$'000	Aavailable-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022
Revaluation	—	(7,567)	—	—	—	(7,567)
Currency translation differences	—	—	—	16	—	16
Balance as at 30th June, 2006	702	(15,093)	35,549	264	49	21,471
Balance as at 1st January, 2005	702	5,315	35,549	3,034	49	44,649
Revaluation	—	1,312	—	—	—	1,312
Currency translation differences	—	—	—	(2,566)	—	(2,566)
Balance as at 30th June, 2005	702	6,627	35,549	468	49	43,395

8. Income tax

Hong Kong profits tax was provided at the rate of 17.5% (six month ended 30th June, 2005: 17.5%) on the estimated assessable profit for the Six-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

9. Discontinued operation

The sale and purchase agreement entered into between Vodotel Holdings Limited (incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company), MAXPROFIT GLOBAL INC (a company incorporated in BVI with limited liability), the Company and Sun Ho relating to the sale of 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 was completed on 13th June, 2006.

10. **Loss per Share**

Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Six-Month Period.

	Six-Month Period	Six months ended 30th June, 2005
Loss attributable to equity holders of the Company (HK$'000)	**(17,838)**	(19,441)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**(2.91)**	(3.17)

Loss per Share attributable to equity holders of the Company arose from continuing and discontinued operation as follows:

	Six-Month Period	Six months ended 30th June, 2005
Loss per Share for loss from continuing operations attributable to the equity holders of the Company – basic (HK cents)	**(3.88)**	(2.01)
Earnings/(loss) per Share for profit/(loss) from discontinued operation attributable to the equity holders of the Company – basic (HK cents)	**0.97**	(1.16)

Diluted

No diluted loss per Share for the Six-Month Period was presented as there were no options, warrants or other convertible instruments in issue. No diluted loss per Share for the six months ended 30th June, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

11. **Dividends**

No dividend was paid during the Six-Month Period and the six months ended 30th June, 2005.

12. Related party transactions

During the Six-Month Period, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	Six-Month Period HK$'000	Six months ended 30th June, 2005 HK$'000
Sale of goods	**19**	—
Occupancy costs	**54**	54

(b) During the Six-Month Period, the Group paid occupancy costs of approximately HK$360,000 to a Director, José Manuel dos Santos (six months ended 30th June, 2005: approximately HK$394,000).

(c) During the Six-Month Period, the Group paid occupancy costs of approximately HK$324,000 to a director of a subsidiary (six months ended 30th June, 2005: approximately HK$324,000).

(d) Key management compensation amounted to HK$4,162,000 (six months ended 30th June, 2005: HK$4,162,000).

(e) During the Six-Month Period, the Group received management fee of approximately HK$716,000 from a company owned by a minority shareholder of a subsidiary (six months ended 30th June, 2005: approximately HK$1,538,000).

(f) During the Six-Month Period, a subsidiary paid management fee of approximately HK$262,000 to a company owned by a director of various subsidiaries (six months ended 30th June, 2005: approximately HK$332,000).

(g) As at 30th June, 2006, other receivables, deposits and prepayments included loans to related parties of approximately HK$1,951,000 (2005: HK$Nil).

(h) As at 30th June, 2006, short-term borrowings included loans from related parties of approximately HK$1,669,000 (2005: HK$Nil) and other payables and accruals included the corresponding interest expense payable of approximately HK$39,000 (six months ended 30th June, 2005: HK$Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Mainland China operations

Since the Group took moves during 2004 to streamline its local operations in Mainland China and focus on the promotion of its self-developed solutions, the Group continued to receive good market responses. The OSS of TSTSH today includes two major modules, namely 1. the Customer Service and Network Management System module that provides telecommunications service providers a complete set of management solutions to manage multi-networks, multi-services and multi-hardware vendors, including network monitoring, service provisioning, service monitoring and service assurance, and 2. the Fault Management System module that provides rapid fault orientation, allowing telecommunications service providers to reduce fault period, increase customer service quality and enjoy stable technique support including multi-specialties fault integrated analysis judgement. During the Three-Month Period, TSTSH successfully secured a contract from Jiangsu China Telecom to install the Fault Management System module of the OSS and an expansion project from Chongqing China Telecom to install the Customer Service and Network Management System module, with two contracts totaling approximately HK$6,800,000.

Taking advantage of the BizNavigator launched by China Telecom in 2005, during the Three-Month Period, the Group worked in collaboration with China Telecom to develop a resources management application that allows SMEs to enjoy value-added services in sales, inventory and production management by utilising the existing telecommunications networks and resources of China Telecom. Via our online resources management platform, customers of China Telecom could, via different media such as ADSL, Xiaolingtong, mobile or SMS, access real-time information of their business database. In addition, customers could update and download timely information, allowing SMEs to 1. closely monitor sales performance through sales achieved by individual salesperson; 2. manage inventory resources by flexibly reallocating stocking to avoid loss from ageing and obsolescent stocks; and 3. accurately manage production volume so as to gear production of popular products and control slow moving products. Trials with two SMEs in the Guangdong province are underway.

Macao operations

Macao remained the centre of attention. As the second world largest casino market in the world, with the casinos in the territory totaling US$5,700,000,000 (approximately HK$44,277,600,000) of gaming revenue during 2005, Macao continued to be supported by the massive investments from various gaming operators in the territory to build their flagships, add in gaming venues to increase market penetration and upgrade their existing gaming facilities. During the Three-Month Period, the Group continued to put its focus on the provision of surveillance systems and digital radio trunking systems for various gaming and hotel operators. The Group completed the installation and fine-tuning of the core surveillance systems and variation orders for three premises of a major gaming operator that provide twenty-four hour surveillance services to their gaming floors and hotel and entertainment premises.

In the arena of digital radio trunking systems, after the completion of the installation of the main digital radio trunking system of the territory for the Police and Judiciary Department of the Government of Macao, during the Three-Month Period, the Group commenced the work to install digital radio trunking systems for two gaming operators and successfully secured various contracts to supply the local digital radio trunking systems for different departments of the Government of Macao and in-house systems for various gaming and hotel operators. As at 30th June, 2006, orders on hand for the construction of surveillance systems and digital radio trunking systems amounted to approximately HK$41,500,000.

International operations

During the Three-Month Period, operations of TCM continued to face challenges. STASA remained a close partner with different national TV stations in Spain. While IVR services at STASA continued to receive good responses as a result of the launch of a new Call&Win programme with a national TV station in Spain, generating approximately six hundred thousand calls, the cancellation of a tarot programme with another national TV station and the slow content market negatively affected the tarot and SMS services of STASA respectively. Nevertheless, STASA continued to develop new programmes, including the introduction of new SMS tone products at various TV channels, working in collaboration with a famous food brand to launch a new SMS-based Call&Win programme on their six million food packs, and working in collaboration with a national TV station to launch a new dating service that incorporates video, the first of its kind in Spain.

Turnover and Profitability

As a means to refocus the Group geographically and in its core businesses, that is the provision of network infrastructure, OSS and resources management applications for telecommunications service providers in Mainland China and surveillance and digital radio trunking systems for the Government of Macao, gaming and hotel operators in Macao, during the Three-Month Period, the Group disposed all its shareholding in MIHL for a consideration of HK$10,378,500, retreated from the market in the Socialist Republic of Vietnam and evaluate the option to dispose the European subsidiaries.

Due to the disposal of MIHL, the operating results of the Group for the Three-Month Period and the Six-Month Period and its comparatives were adjusted accordingly to exclude the operating results of MIHL.

During the Six-Month Period, turnover of the Group reached HK$263,248,000, representing an increase of 48.09% over the corresponding six months ended 30th June, 2005. The core businesses of the Group derived from Mainland China and Macao accounted for 84.29% of the total turnover of the Group, with turnover from the provision of value-added services from our European subsidiaries contributing 15.71% of the total turnover of the Group. Overall gross profit margin stood at 15.62%, effectuating gross profit of HK$41,131,000 for the Group for the Six-Month Period.

During the Three-Month Period, the Group continued to show improvements in the operating results of its core businesses. Via the implementation of various cost cutting exercises, resulting in a more efficient group structure and lower selling and administrative expenses, the core businesses of the Group reported operating profit of HK$9,875,000 as compared to operating loss of HK$10,124,000 for the corresponding six months ended 30th June, 2005. Together with the reversal of income tax provision made in previous years and the gain from the disposal of MIHL less share of accumulated losses from 1st January, 2006 until date of disposal of HK$5,939,000, the Group reported net profit of approximately HK$22,141,000 for the Six-Month Period.

Nevertheless, affected by the operating results of TCM, which reported operating loss of HK$7,467,000 for the Six-Month Period and the impairment of the goodwill of TCM of HK$30,346,000, the latter of which was a prudent move made to better reflect, based on the best estimates of the Directors, the current fair value of TCM, the Group reported net loss of HK$16,658,000 for the Six-Month Period, or net loss of HK$17,838,000 attributable to its equity holders.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand amounted to HK$106,184,000 (or HK$145,084,000 should the yield-enhanced US$5,000,000 (approximately HK$38,597,000) financial bond was included). Current ratio improved slightly to 1.15 times.

Total borrowings amounted to HK$46,490,000, translating to a gearing ratio (total borrowings/total equity) of 44.38%.

Employees' Information

As at 30th June, 2006, the Group had 309 employees spreading in Macao, Hong Kong, Mainland China and Europe. Employee costs totaled to HK$25,430,000.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme, whereby certain employees of the Group might be granted options to acquire the Shares.

The Group also provided various training programmes and technical orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Capital Commitments and Significant Investments

As at 30th June, 2006, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 30th June, 2006, the Group did not have any charges on assets of the Group.

Contingent Liabilities

As at 30th June, 2006, the Group did not have any contingent liabilities.

Details of Material Acquisitions and Disposal

On 13th June, 2006, the Group disposed all its shareholding in MIHL, representing 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 (or approximately HK$0.0318 per Share of MIHL). Save for the above, during the Three-Month Period, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investments or Capital Assets

The Directors did not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earned revenue and incurred cost in HK$, Patacas (the lawful currency of Macao), US$, € and Renminbi (the lawful currency of Mainland China). The Directors considered that the impact of foreign exchange exposure of the Group is minimal, except for €.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Six-Month Period.

DISCLOSURE OF INTERESTS

1. Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 30th June, 2006, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which would be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust (Note (a))	293,388,000	47.80%
Yim Hong	Long position	Personal (Note (b))	7,357,500	1.20%
Kuan Kin Man	Long position	Personal (Note (c))	12,262,500	2.00%
Monica Maria Nunes	Long position	Personal (Note (d))	2,452,000	0.40%
Fung Kee Yue Roger	Long position	Personal (Note (e))	210,000	0.03%

Notes:

(a) As at 30th June, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

(b) The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

(c) The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(d) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(e) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO showed that as at 30th June, 2006, the Company was notified of the following Substantial Shareholders' interests. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note (a))	293,388,000	47.80%
LRL	Long position	Corporate interest (Note (a))	293,388,000	47.80%
Lei Hon Kin (Note (b))	Long position	Family interest	293,388,000	47.80%

Notes:

(a) As at 30th June, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Save as disclosed above, the Directors were not aware of any person (other than Directors or Chief Executive) who, as at 30th June, 2006, had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which would be recorded in the register required to be kept under section 336 of the SFO, or who was expected, directly or indirectly, to be interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

COMPETING INTERESTS

As at 30th June, 2006, none of the Directors or any person who was (or group of persons who together were) entitled to exercise or control the exercise of 5% or more of the voting power of general meeting of the Group and which was (or were) able as a practical matter, to direct or influence the management of the Company, had any interest in a business, which competed or might compete with the business of the Group.

CORPORATE GOVERNANCE

The Company complied with the Code Provisions of the Code on Corporate Governance Practices as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period, except that the Chairman of the Board did not attend the annual general meeting held in the Six-Month Period.

E.1.2. The Chairman of the Board was away on a business trip on the date when the annual general meeting was held.

Directors' Securities Transactions

The Company adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company made specific enquiry of all Directors that they complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There was no event of non-compliance with the required standard of dealings.

DEFINITIONS

"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazette Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time

"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	financial reporting standards approved by the Council of the HKICPA and includes all HKAS and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standards and the Hong Kong Institute of Certified Public Accountants)
"Int"	Interpretation
"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan

"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability and Shares of MIHL are listed on GEM
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Share(s) of MIHL"	share(s) of HK$0.01 each in the capital of MIHL
"Six-Month Period"	the six months ended 30th June, 2006
"SMEs"	small and mid-size enterprises
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Three-Month Period"	the three months ended 30th June, 2006
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company

"US$"	United States Dollar, the lawful currency of the United States of America
"€"	Euro, the lawful currency of the European Union

By order of the Board
Yim Hong
Director

Macao, 14th August, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

「美元」	指	美利堅合眾國法定貨幣美元
「歐元」	指	歐洲聯盟法定貨幣歐元

承董事會命
董事
嚴康

澳門，二〇〇六年八月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,萬佳訊股份於創業板上市
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「六個月期間」	指	截至二〇〇六年六月三十日止六個月
「中小企」	指	小型及中型企業
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima,於西班牙註冊成立的有限公司,為本公司的間接附屬公司
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭王國註冊成立的有限公司,為本公司的間接附屬公司
「三個月期間」	指	截至二〇〇六年六月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司,於中國註冊成立的有限公司,為本公司的間接附屬公司

「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，每100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的《會計準則》及《香港財務滙報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》、《香港財務匯報準則》及香港會計師公會)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門及台灣地區除外)

「相聯法團」	指	一、 身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值的五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則

除上文所披露者外，於二〇〇六年六月三十日，董事概不知悉任何人士(董事或行政總裁除外)於股份及相關股份中擁有根據《證券及期貨條例》第十五部第二及三分部須知會本公司的權益或淡倉，或須登記於根據《證券及期貨條例》第三百三十六條存置的登記冊的權益或淡倉，亦不知悉任何人士(董事或行政總裁除外)預期直接或間接擁有可於任何情況下在本公司股東大會上投票的任何類別股份面值10%或以上。

競爭權益

於二〇〇六年六月三十日，董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

企業管治

除董事會主席並無出席六個月期間內舉行的股東週年大會外，本公司於六個月期間一直遵守《創業板上市規則》附錄十五所載的《企業管治常規守則》內的守則條文。

E.1.2. 由於董事會主席於股東週年大會舉行當日外出公幹，故未能出席大會。

董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

附註：

(甲) 於二〇〇六年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

(乙) 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

(丙) 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

(丁) 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

(戊) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

二、主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇六年六月三十日下列主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益：

股份的好倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益（附註(甲)）	293,388,000	47.80%
LRL	好倉	公司權益（附註(甲)）	293,388,000	47.80%
李漢健（附註(乙)）	好倉	家族權益	293,388,000	47.80%

附註：

(甲) 於二〇〇六年六月三十日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(乙) 李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos全部股權的權益。

證券買賣或贖回

本公司於六個月期間並無贖回任何股份，而本公司或其附屬公司於六個月期間亦無購買或出售任何股份。

權益披露

一、董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇六年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益或淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人（附註(甲)）	293,388,000	47.80%
嚴康	好倉	個人（附註(乙)）	7,357,500	1.20%
關鍵文	好倉	個人（附註(丙)）	12,262,500	2.00%
羅嘉雯	好倉	個人（附註(丁)）	2,452,000	0.40%
馮祈裕	好倉	個人（附註(戊)）	210,000	0.03%

總貸款為46,490,000港元，負債資本比率(即總貸款除以總權益)為44.38%。

僱員資料

於二〇〇六年六月三十日，本集團於澳門、香港、中國內地及歐洲的僱員有309名。員工成本(包括董事酬金)總計為25,430,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。

本集團亦為市場推廣及技術員工提供多項培訓計劃及技術介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

於二〇〇六年六月三十日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二〇〇六年六月三十日，本集團並無抵押任何本集團的資產。

或然負債

於二〇〇六年六月三十日，本集團概無任何或然負債。

重大收購及出售事項的詳情

於二〇〇六年六月十三日，本集團出售所持萬佳訊的全部股權(佔萬佳訊已發行股本61.05%)，總代價為10,378,500港元，即每股萬佳訊股份約0.0318港元。除上述者外，於三個月期間，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無任何有關重大投資或資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門法定貨幣澳門元、美元、歐元及中國內地法定貨幣人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外滙風險的影響屬微不足道。

營業額及盈利能力

本集團為重新調整其經營地區及核心業務（即向中國內地電訊運營商提供網絡基建、操作支援系統及資源管理應用程式以及為澳門政府、博彩及酒店運營商提供數碼式無線電話系統），於三個月期間，本集團以10,378,500港元的代價出售所持全部萬佳訊股權，撤出越南社會主義共和國市場，並考慮出售歐洲公司。

出售萬佳訊後，本集團於三個月期間及六個月期間的經營業績及其比較數字已作出調整，不再計入萬佳訊經營業績。

於六個月期間，本集團的營業額達263,248,000港元，較截至二〇〇五年六月三十日止六個月期間增加48.09%。本集團於中國內地及澳門的核心業務佔本集團總營業額84.29%，而本集團歐洲公司提供增值服務所得的營業額則佔本集團總營業額15.71%。整體毛利率維持15.62%，而本集團於六個月期間的毛利為41,131,000港元。

於三個月期間，本集團核心業務的經營業績不斷改善。透過實施多項節省成本措施，集團架構效率提升，銷售及行政開支減少。本集團核心業務的經營溢利為9,875,000港元，而截至二〇〇五年六月三十日止經營虧損為10,124,000港元，加上撥回過往年度作出的所得税撥備以及出售萬佳訊的收益扣減由二〇〇六年一月一日至出售日期內的應佔累計虧損為5,939,000港元後，本集團於六個月期間的純利約為22,141,000港元。

然而，受歐洲公司經營業績於六個月期間錄得經營虧損7,467,000港元以及根據董事對歐洲公司目前公平值的最佳估計而審慎作出的歐洲公司商譽減值30,346,000港元所影響，本集團於六個月期間錄得16,658,000港元的虧損淨額，而其股權持有人應佔虧損淨額為17,838,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構，手頭現金為106,184,000港元（若計及5,000,000美元（約38,597,000港元）的財務債券，則為145,084,000港元）。流動比率輕微上升至1.15倍。

澳門業務

澳門一直為焦點所在。澳門為全球第二大博彩市場，二〇〇五年間，當地賭場的博彩收益總值達5,700,000,000美元（約44,277,600,000港元），澳門一直獲得當地多家博彩運營商大量投資建設旗艦、增設賭場以提高市場份額，並改善現有博彩設施。於三個月期間，本集團繼續集中為不同博彩及酒店運營商提供監察系統及數碼式無線電話系統。本集團完成一名主要博彩運營商三項物業的核心監察系統安裝及調校訂單，為其賭廳及酒店與娛樂場所提供二十四小時監察服務。

就數碼式無線電話系統而言，完成澳門政府保安部隊的主要數碼式無線電話系統安裝後，本集團於三個月期間開始為兩家博彩運營商安裝數碼式無線電話系統，並成功爭取為澳門政府不同部門供應本地數碼式無線電保安系統以及為多家博彩及酒店運營商供應室內系統的多份合約。於二〇〇六年六月三十日，有關設立監察系統及數碼式無線電話系統的現有訂單合約值41,500,000港元。

國際業務

於三個月期間，歐洲公司的經營面臨不少挑戰。西班牙公司繼續與西班牙不同國家電視台緊密合作。西班牙公司在西班牙與一家國家電視台推出創新電話競猜遊戲節目，合共接獲約六十萬個來電，令互動語音回覆系統持續獲得好評，但與另一家國家電視台合作的塔羅牌節目取消，加上資訊內容市場衰退，對西班牙公司的塔羅牌及短訊服務帶來不利影響。然而，西班牙公司仍不斷開發新節目，包括於多個電視頻道推介新收費短訊鈴聲產品、與著名食品品牌於其六百萬份食品包裝上推廣嶄新的短訊電話競猜遊戲節目，以及與一家國家電視台合作在西班牙首次推出全新運用錄像的約會服務。

管理層討論及分析

業務回顧

中國內地業務

自本集團於二○○四年精簡中國內地業務，集中推廣自家開發的解決方案後，本集團一直獲得市場好評。目前，泰思通的操作支援系統共有兩個主要模組，即一、客戶業務網絡管理模組，為電訊服務供應商提供全面管理解決方案以管理多個網絡、多種服務及多名硬件供應商(包括網絡監察、服務供應、服務監察及服務保證)；及二、集中告警系統模組，能快速偵測故障，令電訊服務供應商可縮短故障時間，提升客戶服務質素，享用穩定的技術支援(包括多方面的故障集成分析判斷)。於三個月期間，泰思通成功與江蘇中國電信訂立合約，安裝操作支援系統的集中告警系統模組，並與重慶中國電信進行擴充項目，安裝客戶業務網絡管理系統模組。兩份合約總值約6,800,000港元。

憑藉中國電信於二○○五年推出的商務領航，於三個月期間，本集團與中國電信合作開發資源管理應用程式，讓中小企可透過利用中國電信現有電訊網絡及資源，提供銷售、存貨及生產管理增值服務。透過本集團的線上資源管理平台，中國電信客戶可通過非對稱數位用戶線路、小靈通、流動電話或短訊服務等不同媒體取得本身業務數據庫的即時資訊。此外，客戶可及時下載最新資訊，讓中小企可一、密切監察每名銷售員的銷售表現；二、管理存貨資源，靈活地調配存貨，避免陳舊與滯銷存貨導致虧損；及三、準確管理產量，增加受歡迎產品的生產，並控制滯銷產品。本集團現正與廣東省兩家中小企進行試驗。

十二、關連人士交易

六個月期間內，本集團在日常業務範圍內與關連人士根據雙方協定的條款進行以下重大交易，詳情如下：

(甲) 本集團與董事José Manuel dos Santos擁有的一間關連公司進行交易：

	六個月期間 千港元	截至二〇〇五年六月三十日止六個月 千港元
銷售貨品	**19**	—
租賃費用	**54**	54

(乙) 六個月期間內，本集團向董事José Manuel dos Santos支付租賃費用約360,000港元(截至二〇〇五年六月三十日止六個月：394,000港元)。

(丙) 六個月期間內，本集團向一家附屬公司的董事支付租賃費用約324,000港元(截至二〇〇五年六月三十日止六個月：324,000港元)。

(丁) 主要管理人員薪酬合共為4,162,000港元(截至二〇〇五年六月三十日止六個月：4,162,000港元)。

(戊) 六個月期間內，本集團向一間附屬公司一名少數股東所擁有的一間公司收取管理費約716,000港元(截至二〇〇五年六月三十日止六個月：1,538,000港元)。

(己) 六個月期間內，一間附屬公司向多間附屬公司一名董事所擁有的一間公司支付管理費約262,000港元(截至二〇〇五年六月三十日止六個月：332,000港元)。

(庚) 於二〇〇六年六月三十日，其他應收款項、按金及預付款項包括給予關連人士的貸款約1,951,000港元(二〇〇五年：無)。

(辛) 於二〇〇六年六月三十日，短期貸款包括來自關連人士的貸款約1,669,000港元(二〇〇五年：無)及其他應付款及應計費用包括相關應付利息開支約39,000港元(截至二〇〇五年六月三十日止六個月：無)。

十、每股虧損

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以六個月期間內已發行股份的加權平均數計算。

	六個月期間	截至二〇〇五年六月三十日止六個月
本公司權益持有人應佔虧損(千港元)	**(17,838)**	(19,441)
已發行股份加權平均數目(千股)	**613,819**	613,819
每股基本虧損(港仙)	**(2.91)**	(3.17)

本公司權益持有人應佔持續經營及已終止業務的每股虧損如下：

	六個月期間	截至二〇〇五年六月三十日止六個月
本公司權益持有人應佔持續經營業務虧損的每股虧損 —基本(港仙)	**(3.88)**	(2.01)
本公司權益持有人應佔已終止業務溢利／(虧損)的每股盈利／(虧損) —基本(港仙)	**0.97**	(1.16)

攤薄

由於並無已發行購股權、認股權證或其他可換股工具，故並無呈列六個月期間每股攤薄虧損。由於行使本公司尚未行使購股權將有反攤薄影響，故並無呈列截至二〇〇五年六月三十日止六個月的每股攤薄虧損。

十一、股息

六個月期間及截至二〇〇五年六月三十日止六個月並無派付任何股息。

七、其他儲備

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇六年一月一日結餘	702	(7,526)	35,549	248	49	29,022
重估	—	(7,567)	—	—	—	(7,567)
外幣換算差額	—	—	—	16	—	16
於二〇〇六年六月三十日結餘	702	(15,093)	35,549	264	49	21,471
於二〇〇五年一月一日結餘	702	5,315	35,549	3,034	49	44,649
重估	—	1,312	—	—	—	1,312
外幣換算差額	—	—	—	(2,566)	—	(2,566)
於二〇〇五年六月三十日結餘	702	6,627	35,549	468	49	43,395

八、所得税

香港利得税按照六個月期間估計應課税溢利以税率17.5%(截至二〇〇五年六月三十日止六個月：17.5%)提撥準備。海外溢利之税款按照六個月期間估計應課税溢利依本集團經營業務所在地區之現行税率計算。

九、已終止業務

Vodotel Holdings Limited(於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司)、MAXPROFIT GLOBAL INC(於英屬維爾京群島註冊成立的有限公司)、本公司與孫豪訂立有關以總代價10,378,500港元出售萬佳訊已發行股本61.05%的買賣協議已於二〇〇六年六月十三日完成。

五、 貿易應收款及應收票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。於二〇〇六年六月三十日，貿易應收款及應收票據(減應收款減值撥備)的賬齡分析如下：

	於二〇〇六年六月三十日 千港元	於二〇〇五年十二月三十一日 千港元
三個月內	**108,759**	175,538
>三個月及≤六個月	**32,592**	46,327
>六個月及≤十二個月	**34,934**	15,703
十二個月以上	**16,425**	4,343
	192,710	241,911

六、 貿易應付款及應付票據

於二〇〇六年六月三十日，貿易應付款及應付票據(包括貿易性質的應付關連人士款項)的賬齡分析如下：

	於二〇〇六年六月三十日 千港元	於二〇〇五年十二月三十一日 千港元
三個月以內	**88,819**	139,595
>三個月及≤六個月	**44,516**	34,411
>六個月及≤十二個月	**16,419**	4,238
十二個月以上	**18,552**	5,640
	168,306	183,884

於二〇〇五年十二月三十一日的分部資產和負債及截至二〇〇五年六月三十日止六個月的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	已終止業務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元
資產	341,174	92,087	28,448	60,154	521,863
聯營公司	1,818	—	14	—	1,832
總資產	342,992	92,087	28,462	60,154	523,695
負債	274,471	58,856	20,678	37,926	391,931
資本開支	828	1,782	539	—	3,149

分部資產主要包括物業、機器及設備、無形資產、存貨、應收款及營運現金。此等資產不包括可供出售財務資產、貸款及應收款及按公平值透過損益列賬的其他財務資產等項目。

分部負債由營運負債組成，不包括貸款。

資本開支包括增加物業、機器及設備以及無形資產的添置，包括透過企業合併進行收購產生的添置。

已終止業務分部指出售萬佳訊時同時出售的提供數碼影像處理管理解決方案分部。

四、折舊、攤銷及貨品銷售成本

於六個月期間，本集團的物業、機器及設備的折舊為2,446,000港元(截至二〇〇五年六月三十日止六個月：4,160,000港元)，並就本集團的研發成本錄得攤銷開支327,000港元(截至二〇〇五年六月三十日止六個月：107,000港元)。於六個月期間，貨品銷售成本為192,195,000港元(截至二〇〇五年六月三十日止六個月：111,598,000港元)。

其他在收益表列賬的分部項目如下：

	六個月期間				截至二○○五年六月三十日止六個月			
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
折舊	1,979	467	—	2,446	2,516	274	1,370	4,160
攤銷	—	327	—	327	—	107	—	107

未分配成本指企業開支。分部間轉撥或交易在日常業務範圍內按雙方協定的條款訂立。

於二○○六年六月三十日的分部資產和負債以及六個月期間的資本開支如下：

	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元
資產	345,380	55,998	50,874	452,252
聯營公司	1,756	—	—	1,756
總資產	347,136	55,998	50,874	454,008
負債	243,663	59,100	46,490	349,253
資本開支	357	—	—	357

三、分部資料

主要報告形式－業務分部

於二〇〇六年六月三十日，本集團的組織遍佈全球，分為兩類主要業務分部：

- 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；及
- 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

營業額包括來自上述兩個分部的銷售額六個月期間營業額約為263,248,000港元(截至二〇〇五年六月三十日止六個月：約177,757,000港元)。

本集團其他業務主要包括提供出租服務，此等項目不構成獨立的可報告分部。六個月期間的租金收入約為951,000港元(截至二〇〇五年六月三十日止六個月：約1,434,000港元)。

六個月期間的分部業績如下：

	六個月期間				截至二〇〇五年六月三十日止六個月			
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	未分配	本集團
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
銷售	221,883	41,365	–	263,248	145,372	32,385	–	177,757
經營溢利/(虧損)	9,875	(7,467)	(6,666)	(4,258)	(10,124)	(2,484)	641	(11,967)
商譽減值	–	(30,346)	–	(30,346)	–	–	–	–
融資成本				(1,238)				(3,473)
應佔聯營公司盈利/(虧損)				51				(628)
除所得稅前虧損				(35,791)				(16,068)
所得稅				13,194				–
持續經營業務虧損				(22,597)				(16,068)
已終止業務				5,939				(7,110)
期內虧損				(16,658)				(23,178)

- **《財務準則》詮釋四，釐定安排是否包括租賃（二〇〇六年一月一日起生效）**。此項詮釋並不適用於本集團。

- **《財務準則》詮釋五，終止運作、復原及環境修復基金產生權益之權利（二〇〇六年一月一日起生效）**。《財務準則》詮釋五與本集團經營業務並無關連。

- **《香港（國際財務報告詮釋委員會）》詮釋六，參與特定市場—廢棄電力及電子設備產生之責任（二〇〇五年十二月一日起生效）**。《香港（國際財務報告詮釋委員會）》詮釋六與本集團經營業務並無關連。

本集團並無提早採納以下已頒佈但於截至二〇〇六年十二月三十一日止年度尚未生效的新訂準則、準則修訂及詮釋：

- **《香港（國際財務報告詮釋委員會）》詮釋七，在嚴重通脹經濟下根據《會計準則》二十九採用重列法（二〇〇六年三月一日起生效）**。管理層預期此項詮釋並不適用於本集團。

- **《香港（國際財務報告詮釋委員會）》詮釋八，《財務準則》二的適用範圍（二〇〇六年五月一日起生效）**。管理層預期此項詮釋並不適用於本集團。

- **《香港（國際財務報告詮釋委員會）》詮釋九，嵌入衍生金融工具之重估（二〇〇六年六月一日起生效）**。管理層相信，由於本集團已評估應否按符合《香港（國際財務報告詮釋委員會）》詮釋九的原則將嵌入衍生金融工具分開處理，故此項詮釋對嵌入衍生金融工具不會有重大影響。

- **《財務準則》七，金融工具：披露及《會計準則》一（補充修訂），財務報表的呈報－資本披露（二〇〇七年一月一日起生效）**。本集團已評估《財務準則》七及《會計準則》一（修訂）的影響，並認為主要附加披露資料為市場風險敏感度分析及《會計準則》一（修訂）規定的資本披露。本集團自二〇〇七年一月一日起各年採用《財務準則》七及《會計準則》一（修訂）。

附註：

一、 編製基準

此六個月期間的簡明綜合中期財務資料乃按《會計準則》三十四，中期財務申報編製。此中期簡明財務報告應與截至二〇〇五年十二月三十一日止年度的全年財務報表一併參閱。

二、 會計政策

所採納的會計政策與截至二〇〇五年十二月三十一日止年度財務報表所採用者一致。

已終止業務指實體內已獨立出售的主要業務部分。

按截至二〇〇五年十二月三十一日止年度財務報表所載，以下的新訂準則、現有準則的修訂及詮釋乃強制用於截至二〇〇六年十二月三十一日止財政年度。

- **《會計準則》十九(修訂)，精算溢利及虧損、集團計劃及披露(二〇〇六年一月一日起生效)**。由於本集團並無任何界定福利退休金計劃，故此項修訂並不適用於本集團。

- **《會計準則》二十一(修訂)，海外業務投資淨額(二〇〇六年一月一日起生效)**。此項修訂並不適用於本集團。

- **《會計準則》三十九(修訂)，預測集團內公司間交易之現金流量對沖會計處理(二〇〇六年一月一日起生效)**。此項修訂與本集團的經營業務並無關連。

- **《會計準則》三十九(修訂)，選擇以公平值入賬(二〇〇六年一月一日起生效)**。本集團相信，由於本集團應可符合指定按公平值於收益表入賬的金融工具的經修訂條件，故此項修訂對金融工具的分類並無重大影響。

- **《會計準則》三十九及《財務準則》四(修訂)，財務擔保合約(二〇〇六年一月一日起生效)**。此項修訂並不適用於綜合財務報表。

- **《財務準則》六，礦產資源開採及評估(二〇〇六年一月一日起生效)**。此項準則與本集團經營業務並無關連。

簡明綜合中期現金流量表

	未經審核	
	六個月期間 千港元	截至 二〇〇五年 六月三十日 止六個月 千港元
經營活動現金流量：		
一持續經營業務	**20,844**	22,021
一已終止業務	**—**	2,998
經營活動所得現金淨額	**20,844**	25,019
投資活動現金流量：		
一持續經營業務	**16,938**	(2,563)
一已終止業務	**(6,916)**	(586)
投資活動所得／(所耗)現金淨額	**10,022**	(3,149)
融資活動(所耗)／所得現金淨額		
一持續經營業務	**(27,736)**	8,963
現金及現金等價物增加淨額	**3,130**	30,833
六個月期間初／上一期間初現金及現金等價物	**103,054**	168,593
六個月期間終／上一期間終現金及現金等價物	**106,184**	199,426

第九至十七頁的附註為該等簡明中期財務資料一部分。

本公司審核委員會已審閱本集團三個月期間及六個月期間的未經審核綜合業績。

簡明綜合中期權益變動表

	未經審核				
	本公司權益持有人應佔				
	股本 千港元	其他儲備 千港元	累積虧損 千港元	少數股東權益 千港元	合計 千港元
二OO五年一月一日結餘	159,058	42,642	(27,860)	12,092	185,932
除稅後公平值收益：					
一可供出售財務資產	–	1,312	–	–	1,312
外幣換算差額	–	(2,566)	–	–	(2,566)
直接於權益確認的開支淨額	–	(1,254)	–	–	(1,254)
截至二OO五年六月三十日止六個月的虧損	–	–	(19,441)	(3,737)	(23,178)
截至二OO五年六月三十日止六個月確認開支總額	–	(1,254)	(19,441)	(3,737)	(24,432)
二OO五年六月三十日結餘	159,058	41,388	(47,301)	8,355	161,500
二OO六年一月一日結餘	159,058	29,022	(65,348)	9,032	131,764
除稅後公平值虧損：					
一可供出售財務資產	–	(7,567)	–	–	(7,567)
外幣換算差額	–	16	–	–	16
直接於權益確認的開支淨額	–	(7,551)	–	–	(7,551)
六個月期間虧損	–	–	(17,838)	1,180	(16,658)
少數股東權益一已終止業務	–	–	–	(2,800)	(2,800)
六個月期間內已確認開支總額	–	(7,551)	(17,838)	(1,620)	(27,009)
二OO六年六月三十日結餘	159,058	21,471	(83,186)	7,412	104,755

第九至十七頁的附註為該等簡明中期財務資料一部分。

	附註	未經審核 三個月期間 千港元	截至 二OO五年 六月三十日 止三個月 千港元	六個月期間 千港元	截至 二OO五年 六月三十日 止六個月 千港元
期間內本公司權益持有人應佔虧損的每股虧損(港仙)	十				
－基本		**(4.67)**	(2.33)	**(2.91)**	(3.17)
－攤薄		**不適用**	不適用	**不適用**	不適用
股息	十一	**–**	–	**–**	–

第九至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期收益表

	附註	未經審核 三個月期間 千港元	截至二〇〇五年六月三十日止三個月 千港元	六個月期間 千港元	截至二〇〇五年六月三十日止六個月 千港元
持續經營業務					
銷售	三	**122,747**	98,675	**263,248**	177,757
銷售成本		**(102,137)**	(86,466)	**(222,117)**	(144,964)
毛利		**20,610**	12,209	**41,131**	32,793
其他收益－淨額		**2,044**	4,267	**3,529**	7,067
銷售、市場推廣及行政費用		**(24,939)**	(27,345)	**(48,918)**	(51,827)
經營虧損		**(2,285)**	(10,869)	**(4,258)**	(11,967)
商譽減值		**(30,346)**	—	**(30,346)**	—
融資成本		**(506)**	(1,685)	**(1,238)**	(3,473)
應佔聯營公司(虧損)／盈利		**–**	(501)	**51**	(628)
除所得税前虧損		**(33,137)**	(13,055)	**(35,791)**	(16,068)
所得稅	八	**(198)**	—	**13,194**	—
持續經營業務虧損		**(33,335)**	(13,055)	**(22,597)**	(16,068)
已終止業務	九	**7,877**	(4,024)	**5,939**	(7,110)
期間虧損		**(25,458)**	(17,079)	**(16,658)**	(23,178)
應佔：					
本公司權益持有人		**(28,651)**	(14,331)	**(17,838)**	(19,441)
少數股東權益		**3,193**	(2,748)	**1,180**	(3,737)
		(25,458)	(17,079)	**(16,658)**	(23,178)

	附註	於二〇〇六年 六月三十日 未經審核 千港元	於二〇〇五年 十二月三十一日 經審核 千港元
流動負債			
貿易應付款及應付票據	六	**168,306**	183,884
其他應付款及應計費用		**92,802**	79,146
當期所得税負債		**41,655**	54,675
貸款		**11,480**	39,216
		314,243	356,921
流動資產淨值		**45,875**	35,930
總資產減流動負債		**139,765**	166,774
資金來自：			
本公司權益持有人應佔資本及儲備			
股本		**159,058**	159,058
其他儲備	七	**21,471**	29,022
累積虧損		**(83,186)**	(65,348)
		97,343	122,732
少數股東權益		**7,412**	9,032
總權益		**104,755**	131,764
負債			
非流動負債			
貸款		**35,010**	35,010
總資產減流動負債		**139,765**	166,774

第九至十七頁的附註為該等簡明中期財務資料一部分。

中期業績

董事會欣然提呈本集團三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合中期資產負債表

	附註	於二〇〇六年六月三十日 未經審核 千港元	於二〇〇五年十二月三十一日 經審核 千港元
資產			
非流動資產			
物業、機器及設備		**9,991**	12,587
無形資產		**31,269**	58,165
聯營公司權益		**1,756**	1,832
可供出售財務資產		**12,277**	19,663
借出資產		**38,597**	38,597
		93,890	130,844
流動資產			
存貨		**27,161**	18,619
預付所得稅		**84**	84
貿易應收款及應收票據	五	**192,710**	241,911
其他應收款、按金及預付款項		**33,979**	27,817
貸款及應收款		—	774
於收益表按公平值列的其他財務資產		—	592
現金及現金等價物		**106,184**	103,054
		360,118	392,851

三個月期間及六個月期間業務及財務摘要

- 六個月期間營業額達263,248,000港元，較上年同期營業額上升48.09%
- 核心業務經營業績持續向好，六個月期間經營溢利為9,875,000港元
- 受歐洲公司業績及商譽減值的影響，本集團於六個月期間的股權持有人應佔虧損淨額為17,838,000港元
- 泰思通的操作支援系統持續獲得好評，而客戶業務網絡管理系統模組與集中告警系統模組亦分別成功售予重慶中國電信及江蘇中國電信
- 憑藉商務領航，與中國電信緊密合作，利用現有電訊網絡及資源，為客戶提供銷售、存貨及生產管理增值服務
- 澳門業務發展理想，本集團繼續為多家博彩及酒店運營商提供監察及數碼式無線電話系統
- 西班牙公司繼續與西班牙不同的國家電視台緊密合作，推出創新互動語音回覆系統及短訊服務
- 以代價10,378,500港元出售所持萬佳訊全部股權，出售收益約7,600,000港元
- 董事會不建議就六個月期間派付股息

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

中期報告
二〇〇六

* 僅供識別



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

第三季度報告

二〇〇六

* *僅供識別*

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間及九個月期間的業務及財務摘要

摘要

- 九個月期間的營業額達368,067,000港元，較上年同期上升12.68%
- 中國內地及澳門的基建核心業務改善，於九個月期間為本集團帶來約3,200,000港元的經營溢利
- 基於歐洲公司業績錄得虧損，本集團於九個月期間的虧損為29,969,000港元
- 向中國內地電訊運營商提供的數據網絡基建工程取得進展，於三個月期間接獲價值逾45,000,000港元的合約
- 泰思通的操作支援系統持續獲得好評，接獲新疆中國電信及重慶中國電信價值逾7,500,000港元的擴容合約
- 根據商務領航計劃，繼續與中國電信物色資源管理應用程式的業務商機
- 董事會通過決議案退出歐洲的投資
- 董事會不建議就九個月期間派付股息

第三季業績

董事會欣然提呈本集團三個月期間及九個月期間的未經審核綜合業績如下：

	附註	未經審核			
		三個月期間 千港元	截至二OO五年九月三十日止三個月 千港元	九個月期間 千港元	截至二OO五年九月三十日止九個月 千港元
持續經營業務					
銷售		**104,819**	153,161	**368,067**	326,658
銷售成本		**(91,514)**	(137,402)	**(313,631)**	(277,836)
毛利		**13,305**	15,759	**54,436**	48,822
其他收益－淨額		–	1,568	**3,529**	8,632
銷售、市場推廣及行政費用		**(24,958)**	(26,541)	**(73,876)**	(78,082)
經營虧損		**(11,653)**	(9,214)	**(15,911)**	(20,628)
商譽減值		–	–	**(30,346)**	–
融資成本		**(366)**	(1,976)	**(1,604)**	(5,449)
應佔聯營公司溢利／(虧損)		**101**	(470)	**152**	(1,098)
除所得税前虧損		**(11,918)**	(11,660)	**(47,709)**	(27,175)
所得税	一	**(1,393)**	(134)	**11,801**	(134)
持續經營業務虧損		**(13,311)**	(11,794)	**(35,908)**	(27,309)
已終止業務	二	–	(2,312)	**5,939**	(9,975)
期間虧損		**(13,311)**	(14,106)	**(29,969)**	(37,284)
應佔：					
本公司權益持有人		**(12,735)**	(12,164)	**(30,573)**	(31,605)
少數股東權益		**(576)**	(1,942)	**604**	(5,679)
		(13,311)	(14,106)	**(29,969)**	(37,284)
期內本公司權益持有人應佔虧損的每股虧損（港仙）	三				
－基本		**(2.07)**	(1.98)	**(4.98)**	(5.15)
－攤薄		**不適用**	不適用	**不適用**	不適用
股息		–	–	–	–

附註：

一. **所得稅**

香港利得稅按照九個月期間估計應課稅溢利以稅率17.5%（截至二○○六年九月三十日止九個月：17.5%）提撥準備。海外溢利之稅款按照九個月期間估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

二. **已終止業務**

Vodatel Holdings Limited（於英屬維爾京群島註冊成立的有限公司，為本公司的直接全資附屬公司）、MAXPROFIT GLOBAL INC（於英屬維爾京群島註冊成立的有限公司）、本公司與孫豪訂立有關以總代價10,378,500港元出售萬佳訊已發行股本61.05%的買賣協議已於二○○六年六月十三日完成。

三. **每股虧損**

基本

每股基本虧損根據本公司權益持有人應佔虧損，除以九個月期間內已發行股份的加權平均數計算：

	九個月期間	截至二○○五年九月三十日止九個月
本公司權益持有人應佔虧損（千港元）	**(30,573)**	(31,605)
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本虧損（港仙）	**(4.98)**	(5.15)

本公司權益持有人應佔持續經營及已終止業務的每股虧損如下：

	九個月期間	截至二〇〇五年九月三十日止九個月
本公司權益持有人應佔持續經營業務虧損的每股虧損		
—基本（港仙）	**(5.95)**	(3.52)
本公司權益持有人應佔已終止業務溢利／（虧損）的每股盈利／（虧損）		
—基本（港仙）	**0.97**	(1.63)

攤薄

由於並無已發行購股權、認股權證或其他可換股工具，故並無呈列九個月期間每股攤薄虧損。由於行使本公司尚未行使購股權將有反攤薄影響，故並無呈列截至二〇〇五年九月三十日止九個月的每股攤薄虧損。

四. 儲備

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計	累計虧損
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇六年一月一日結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
重估	–	(7,565)	–	–	–	(7,565)	–
外幣換算差額	–	–	–	83	–	83	–
九個月期間股東應佔虧損	–	–	–	–	–	–	(30,573)
於二〇〇六年九月三十日結餘	702	(15,091)	35,549	331	49	21,540	(95,921)

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計	累計虧損
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇五年一月一日結餘	702	5,315	35,549	3,034	49	44,649	(30,994)
採納《香港會計準則》三十九金融工具：確認及計量所作出期初調整	–	(2,007)	–	–	–	(2,007)	3,134
二〇〇五年一月一日結餘，經重列	702	3,308	35,549	3,034	49	42,642	(27,860)
重估	–	69	–	–	–	69	–
外幣換算差額	–	–	–	(2,038)	–	(2,038)	–
截至二〇〇五年九月三十日止九個月期間股東應佔虧損	–	–	–	–	–	–	(31,605)
於二〇〇五年九月三十日結餘	702	3,377	35,549	996	49	40,673	(59,465)

管理層討論及分析

中國內地業務

於三個月期間，本集團的傳統業務－向中國內地電訊運營供應商提供數據網絡基建工程前景明朗，期內接獲價值逾45,000,000港元的合約。所接獲的重大合約包括廣東中國電信、上海中國電信、深圳中國電信、蘇州中國電信、大連中國電信及廣西中國電信的擴容合約。儘管市場設定經過多年來的轉變，跟本集團以前經營時不同，惟本集團一直採用新市場策略，相信本集團將可逐步收復中國內地數據網絡基建工程的失地。

在中國內地，泰思通的操作支援系統持續獲得好評，分別接獲新疆中國電信及重慶中國電信價值合共逾7,500,000港元有關的綜合故障管理系統及互聯網通信協定網絡管理系統的擴容合約。綜合故障管理系統能迅速確定故障，可縮短電訊運營商的故障時間、提高客戶服務質素及獲得穩定的技術支援，而互聯網通信協定網絡管理系統則有助提升電訊服務商管理多個數據網絡的效率及效益。泰思通特別對獲得綜合故障管理系統的擴容合約感到鼓舞，原因是取得該合約不僅代表泰思通的解決方案獲得更廣泛接受，亦表示市場認同泰思通所開發操作支援系統的故障管理功能及效用。

於三個月期間，本集團根據商務領航計劃，繼續與中國電信合作，在不同地點試行推出就銷售、存貨及生產管理提供增值服務的資源管理應用程式。本集團現正改良應用程式的特色與功能，以更切合中小企業的需要，並加強對中國電信的電訊平台的穩定及連接性。同時，本集團正積極於廣東省、湖北省、湖南省、浙江省及遼寧省以及重慶市的當地電訊運營商推廣該應用程式，以進一步了解資源管理應用程式在市場的潛力及前景。

澳門業務

於三個月期間，本集團主要集中完成之前季度承接自多家博彩及酒店運營商的監察系統及無線電話系統安裝工程。隨著多個主要博彩場地陸續開業，預期本地市場將由新博彩運營商開展之新旗艦及現有博彩運營商擴展其賭場及在策略地點開設新場所而繼續增長。同時，本集團繼續積極向現有及新博彩及酒店運營商推廣結構佈線、監察、數據網絡及無線電話系統與其他解決方案。

國際業務

為重新專注目標市場及核心業務，本集團於三個月期間已小心審閱歐洲公司的經營及財務業績。歐洲公司的業務前景仍然樂觀，特別是Servicios Telefónicos de Audiotex, Sociedad Anónima（西班牙王國註冊成立並為本公司間接附屬公司）在國家電視台透過互動語音回覆或短訊服務推出塔羅牌、電話競猜遊戲、鈴聲相關服務等應用程式，以及TeleConcept Multimedia B.V.（荷蘭註冊成立並為本公司間接附屬公司）與當地服務供應商推出博彩服務。本集團自二○○四年七月收購歐洲公司以來一直提供財政支援，惟歐洲公司仍未能產生充分成本效益以取得經營溢利及充足現金流量，並對本集團的財政狀況造成負擔。因此，董事會於三個月期間通過決議案退出歐洲的投資，而本集團現正處理出售歐洲業務的事宜，如有需要，本集團或會主動結束歐洲業務或尋求主動清盤。

營業額及盈利能力

於三個月期間，由於過往季度取得的部分主要項目仍在安裝，故此銷售額為104,819,000港元，較同期減少31.56%。然而，隨著截至二○○六年六月三十日止六個月情況改善，九個月期間的銷售額達368,067,000港元，較上一個期間的326,658,000港元增加12.68%。三個月期間的毛利率達12.69%，較上一個期間10.29%有所改善。於九個月期間，毛利率維持約14.79%的水平。

由於部分主要項目仍在安裝，故此三個月期間安裝及服務有關之營業額並未入賬，結果錄取較低的營業額及經營虧損，加上歐洲公司業績錄得虧損，故此本集團於三個月期間出現虧損淨額13,311,000港元。

隨著核心業務有所改善，中國內地及澳門基建業務於九個月期間為本集團帶來約3,200,000港元的經營溢利，加上退回過往年度超額撥備的税項及出售萬佳訊的收益，本集團(除歐洲公司外)於九個月期間錄得純利12,592,000港元。

儘管中國內地及澳門核心業務表現改善，惟歐洲公司錄得經營虧損及於截至二○○六年六月三十日止六個月期間商譽減值30,346,000港元，結果本集團於九個月期間錄得虧損淨額29,969,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構，手頭現金超過90,000,000港元(若計及收益增加的財務債券，則約為128,900,000港元)。本集團仍維持審慎的現金管理政策。

本集團的總借貸為36,780,000港元，負債資本比率(即總借貸除以總權益)有所改善，為40.19%。

證券買賣或贖回

本公司於九個月期間並無贖回任何股份，而本公司或其附屬公司於九個月期間亦無購買或出售任何股份。

權益披露

一. 董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇六年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人（附註（甲））	293,388,000	47.80%
嚴康	個人（附註（乙））	7,357,500	1.20%
關鍵文	個人（附註（丙））	12,262,500	2.00%
羅嘉雯	個人（附註（丁））	2,452,500	0.40%
馮祈裕	個人（附註（戊））	210,000	0.03%

附註：

（甲） 於二〇〇六年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

（乙） 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

(丙) 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

(丁) 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

(戊) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

二. 主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇六年九月三十日下列主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益(附註(甲))	293,388,000	47.80%
LRL	公司權益(附註(甲))	293,388,000	47.80%
李漢健(附註(乙))	家族權益	293,388,000	47.80%

附註：

(甲) 於二〇〇六年九月三十日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(乙) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos的全部股權的權益。

競爭權益

於二〇〇六年九月三十日，董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層的人士(或一組人士)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

釋義

「相聯法團」	指	一. 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 二. 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司

「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區（不適用於《香港會計準則》及香港聯合交易所有限公司）
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場（不包括期權市場）。為釋疑起見，主板不包括創業板
「中國內地」	指	中國（不包括香港、澳門及台灣地區）
「澳門」	指	中國澳門特別行政區

「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,其股本中每股面值0.01港元的股份於創業板上市
「九個月期間」	指	截至二〇〇六年九月三十日止九個月
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司及其附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二〇〇六年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司,於中國註冊成立的有限公司,為本公司的間接附屬公司

承董事會命
主席
José Manuel dos Santos

澳門,二〇〇六年十一月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability and whose shares of HK$0.01 each in its capital are listed on GEM
"Nine-Month Period"	the nine months ended 30th September, 2006
"OSS"	Operation Support System
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company, and its subsidiaries
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th September, 2006
"TSTSH"	泰思通軟件（上海）有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Macao, 14th November, 2006

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap 32 of the Laws of Hong Kong) by the Chief Secretary for Administration of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to Hong Kong Accounting Standard and The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Macao"	the Macao Special Administrative Region of the PRC

COMPETING INTERESTS

As at 30th September, 2006, none of the Directors or any person who was (or group of persons who together were) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which was (or were) able as a practical matter, to direct or influence the management of the Company, had an interest in a business, which competed or might compete with the business of the Group.

DEFINITIONS

"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued shares of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability

(c) The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(d) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(e) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO showed that as at 30th September, 2006, the Company was notified of the following Substantial Shareholders' interests. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note (a))	293,388,000	47.80%
LRL	Corporate interest (Note (a))	293,388,000	47.80%
Lei Hon Kin (Note (b))	Family interest	293,388,000	47.80%

Notes:

(a) As at 30th September, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

DISCLOSURE OF INTERESTS

1. Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 30th September, 2006, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which would be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/ founder of a discretionary trust (Note (a))	293,388,000	47.80%
Yim Hong	Personal (Note (b))	7,357,500	1.20%
Kuan Kin Man	Personal (Note (c))	12,262,500	2.00%
Monica Maria Nunes	Personal (Note (d))	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note (e))	210,000	0.03%

Notes:

(a) As at 30th September, 2006, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

(b) The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

Due to installation of some major projects were still underway, turnover in relation to installation and service charges were not recognised during the Three-Month Period, thus translating to a lower turnover and operating loss. Coupled with the negative results of TCM, the Group reported net loss of HK$13,311,000 for the Three-Month Period.

With improvement to the core business, the segment of construction of infrastructure in Mainland China and Macao brought in approximately HK$3,200,000 of operating profit to the Group during the Nine-Month Period. Together with the reversal of taxes over-provided during previous years and gain from the disposal of MIHL, the Group, excluding European operations, reported net profit of HK$12,592,000 for the Nine-Month Period.

Despite improved performance of the core business in Mainland China and Macao, hampered by the operating losses experienced by TCM and the impairment of goodwill of TCM of HK$30,346,000 made during the six-month period ended 30th June, 2006, the Group registered net loss of HK$29,969,000 for the Nine-Month Period.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand exceeding HK$90,000,000 (or approximately HK$128,900,000 should the yield-enhanced financial bond was included). Prudent cash management remained the practice of the Group.

Total borrowings of the Group amounted to HK$36,780,000, translating to an improved gearing ratio (total borrowings/total equity) of 40.19%.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company did not redeem any of the Shares during the Nine-Month Period. Neither the Company nor any of its subsidiaries purchased or sold any of the Shares during the Nine-Month Period.

Operations in Macao

During the Three-Month Period, the Group focused principally on the completion of the installation of surveillance systems and radio trunking systems for various gaming and hotel operators secured during the previous quarters. While a number of major gaming venues commenced operations, the local market is expected to continue to be boosted by the opening up of flagships by new gaming operators and by existing gaming operators expanding their current premises and erecting new venues at strategic locations. Consequently, the Group has continued to aggressively market the systems in structured cabling, surveillance, data networking, radio trunking and other solutions to existing and new gaming and hotel operators.

International Operations

As a means to refocus the core business and in selected markets, the Group conducted a thorough review of the operations and financial performance of TCM during the Three-Month Period. Business prospects of TCM remained encouraging, in particular Servicios Telefónicos de Audiotex, Sociedad Anónima (incorporated in the Kingdom of Spain with limited liability and an indirectly owned subsidiary of the Company) with the rolling out of applications, such as Tarot, Call&Win, tone related services, etc., via interactive voice response or short message services with the national TV stations, and TeleConcept Multimedia B.V. (incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company) with the rolling out of lottery services with a local service provider. Nevertheless, despite extension of financial support to TCM since acquisition by the Group during July, 2004, TCM has been unable to create sufficient critical mass that translates to operating profit and positive cashflow, thus putting burden on the financial standing of the Group. Consequently, the Board passed a resolution during the Three-Month Period to retreat from the investment in Europe and the Group is currently in the process of disposing the European operations, and if necessary, possibly seek voluntary winding down or liquidation of the European operations.

Turnover and Profitability

During the Three-Month Period, with installation of some major projects secured during the previous quarters still underway, sales amounted to HK$104,819,000 representing a decrease of 31.56% over the corresponding period. Nevertheless, due to a stronger six-month period ended 30th June, 2006, sales for the Nine-Month Period reached HK$368,067,000 representing an increase of 12.68% over the preceding period of HK$326,658,000. Gross profit margin for the Three-Month Period showed an improvement to reach 12.69%, as compared to 10.29% for the preceding period. For the Nine-Month Period, gross profit margin leveled at approximately 14.79%.

MANAGEMENT DISCUSSION AND ANALYSIS

Operations in Mainland China

During the Three-Month Period, business prospects of the traditional business of the Group – the construction of data networking infrastructure for telecommunications service providers in Mainland China took a positive upswing, with over HK$45,000,000 worth of contracts secured during the period. Major contracts awarded included expansion contracts from Guangdong China Telecom, Shanghai China Telecom, Shenzhen China Telecom, Suzhou China Telecom, Dalian China Telecom and Guangxi China Telecom. Although the market characteristics have reshaped over the years and are now different from what the Group used to previously operate, the Group has been successful in adopting these new market parameters and is positive that the Group will gradually recover grounds in the area of construction of data networking infrastructure in Mainland China.

In Mainland China, the OSS of TSTSH continued to receive positive response with expansion contracts totaling over HK$7,500,000 secured from Xinjiang China Telecom and Chongqing China Telecom for the Integrated Fault Management System and internet protocol-based network management system respectively, the former module of which provides rapid fault orientation that allows telecommunications service providers to reduce fault period, increase customer service quality and enjoy stable technique support, and the latter of which helps to improve the efficiency and effectiveness of telecommunications service providers when managing the various data networks. TSTSH is in particular encouraged by the expansion contract for the Integrated Fault Management System as the contract won not only signifies the increasing acceptance of the solutions of TSTSH, but the market acknowledgement of the capability and availability of strong fault management features of the OSS developed by TSTSH.

During the Three-Month Period, the Group continued to work with China Telecom at different locations on a trial programme to roll out a resources management application that offers value-added services in the areas of sales, inventory and production management under the BizNavigator programme. Currently, the Group is in the process of improving the features and functionalities of the application to better customise the needs of small and medium enterprises and the stability and connectivity to the telecommunications platforms of China Telecom. Concurrently, the Group is active in the promotion of the application to local telecommunications service providers in the provinces of Guangdong, Hubei, Hunan, Zhejiang and Liaoning and the municipality of Chongqing so as to better ascertain the potential and prospects of such resources management application in the market.

4. **Reserves**

	Capital redemption reserve HK$'000	Available-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022	(65,348)
Revaluation	–	(7,565)	–	–	–	(7,565)	–
Currency translation differences	–	–	–	83	–	83	–
Loss for the Nine-Month Period	–	–	–	–	–	–	(30,573)
Balance as at 30th September, 2006	702	(15,091)	35,549	331	49	21,540	(95,921)

	Capital redemption reserve HK$'000	Available-for-sale investment reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2005	702	5,315	35,549	3,034	49	44,649	(30,994)
Opening adjustment for the adoption of Hong Kong Accounting Standard 39 Financial Instruments: Recognition and Measurement	–	(2,007)	–	–	–	(2,007)	3,134
Balance as at 1st January, 2005, as restated	702	3,308	35,549	3,034	49	42,642	(27,860)
Revaluation	–	69	–	–	–	69	–
Currency translation differences	–	–	–	(2,038)	–	(2,038)	–
Loss for the nine months ended 30th September, 2005	–	–	–	–	–	–	(31,605)
Balance as at 30th September, 2005	702	3,377	35,549	996	49	40,673	(59,465)

Loss per Share attributable to equity holders of the Company arose from continuing and discontinued operations as follows:

	Nine-Month Period	Nine months ended 30th September, 2005
Loss per Share for loss from continuing operations attributable to the equity holders of the Company – basic (HK cents)	**(5.95)**	(3.52)
Earnings/(loss) per Share for profit/(loss) from discontinued operation attributable to the equity holders of the Company – basic (HK cents)	**0.97**	(1.63)

Diluted

No diluted loss per Share for the Nine-Month Period was presented as there were no options, warrants or other convertible instruments in issue. No diluted loss per Share for the nine months ended 30th September, 2005 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

Notes:

1. **Income tax**

Hong Kong profits tax was provided at the rate of 17.5% (nine months ended 30th September, 2006: 17.5%) on the estimated assessable profit for the Nine-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Nine-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **Discontinued operation**

The sale and purchase agreement entered into between Vodatel Holdings Limited (incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company), MAXPROFIT GLOBAL INC (a company incorporated in BVI with limited liability), the Company and Sun Ho relating to the sale of 61.05% of the issued share capital of MIHL, for an aggregate of HK$10,378,500 was completed on 13th June, 2006.

3. **Loss per Share**

Basic

Basic loss per Share was calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Shares in issue during the Nine-Month Period:

	Nine-Month Period	Nine months ended 30th September, 2005
Loss attributable to equity holders of the Company (HK$'000)	**(30,573)**	(31,605)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic loss per Share (HK cents)	**(4.98)**	(5.15)

THIRD QUARTER RESULTS

The Board is *pleased to present the unaudited consolidated* results of the Group for the Three-Month Period and Nine-Month Period as follows:

	Note	Unaudited			
		Three-Month Period HK$'000	Three months ended 30th September, 2005 HK$'000	**Nine-Month Period HK$'000**	Nine months ended 30th September, 2005 HK$'000
Continuing operations					
Sales		**104,819**	153,161	**368,067**	326,658
Cost of sales		**(91,514)**	(137,402)	**(313,631)**	(277,836)
Gross profit		**13,305**	15,759	**54,436**	48,822
Other gains – net		**–**	1,568	**3,529**	8,632
Selling, marketing costs and administrative expenses		**(24,958)**	(26,541)	**(73,876)**	(78,082)
Operating loss		**(11,653)**	(9,214)	**(15,911)**	(20,628)
Impairment of goodwill		**–**	–	**(30,346)**	–
Finance costs		**(366)**	(1,976)	**(1,604)**	(5,449)
Share of profits/(losses) of associates		**101**	(470)	**152**	(1,098)
Loss before income tax		**(11,918)**	(11,660)	**(47,709)**	(27,175)
Income tax	1	**(1,393)**	(134)	**11,801**	(134)
Loss from continuing operations		**(13,311)**	(11,794)	**(35,908)**	(27,309)
Discontinued operation	2	**–**	(2,312)	**5,939**	(9,975)
Loss for the period		**(13,311)**	(14,106)	**(29,969)**	(37,284)
Attributable to:					
Equity holders of the Company		**(12,735)**	(12,164)	**(30,573)**	(31,605)
Minority interests		**(576)**	(1,942)	**604**	(5,679)
		(13,311)	(14,106)	**(29,969)**	(37,284)
Loss per Share for loss attributable to the equity holders of the Company during the period (HK cents)	3				
– basic		**(2.07)**	(1.98)	**(4.98)**	(5.15)
– diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends		**–**	–	**–**	–

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND NINE-MONTH PERIOD

HIGHLIGHTS

- Turnover for the Nine-Month Period reached HK$368,067,000, representing an increase of 12.68% over the preceding period
- Improvement to the core business with the segment of construction of infrastructure in Mainland China and Macao, bringing in approximately HK$3,200,000 of operating profit to the Group during the Nine-Month Period
- Due to the negative results of TCM, loss of the Group for the Nine-Month Period amounted to HK$29,969,000
- Construction of data networking infrastructure for telecommunications service providers in Mainland China took a positive upswing with over HK$45,000,000 worth of contracts secured during the Three-Month Period
- The OSS of TSTSH continued to receive good response with over HK$7,500,000 worth of expansion contracts awarded by Xinjiang China Telecom and Chongqing China Telecom
- Continued to explore the potential in the business arena of the resources management application with China Telecom under the BizNavigator programme
- The Board passed the resolution to retreat from the European investments
- The Board does not recommend payment of a dividend for the Nine-Month Period

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

THIRD QUARTER REPORT

2006

* *for identification purpose only*